UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Concert Pharmaceuticals, Inc.

(Name of Subject Company)

Concert Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

206022105

(CUSIP Number of Class of Securities)

Roger D. Tung, Ph.D.

Concert Pharmaceuticals, Inc.

President & Chief Executive Officer

65 Hayden Avenue

Suite 3000N

Lexington, Massachusetts 02421

(781) 860-0045

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

John M. Mutkoski, Esq.

Andrew H. Goodman, Esq.

Tevia K. Pollard, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Concert Pharmaceuticals, Inc., a Delaware corporation (“Concert” or the “Company”). The address of Concert’s principal executive office is 65 Hayden Avenue, Suite 3000N, Lexington, Massachusetts 02421, and its telephone number is (781) 860-0045.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Concert’s common stock, par value $0.001 per share (the “Shares”). As of the close of business on January 31, 2023, there were 62,211,678 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Concert, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Sun Pharma”), to acquire all of the issued and outstanding Shares for (i) $8.00 per Share (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right (each, a “CVR”) per Share (the “Common CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of the milestones set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Sun Pharma and Purchaser and their Affiliates—CVR Agreement below) (the Common Cash Amount plus the Common CVR Amount, collectively being the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Sun Pharma and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Concert’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2023 (as it may be amended or supplemented, the “Merger Agreement”), by and among Concert, Purchaser and Sun Pharma, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Concert (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Concert continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned indirect subsidiary of Sun Pharma, without a meeting or vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Upon the closing of the Merger and filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”), (A) each Share (other than Shares (a) held in the treasury of Concert, (b) that as of immediately prior to the Effective Time were owned by Sun Pharma, any subsidiary of Sun Pharma, any subsidiary of Concert or Purchaser (other than the Shares described in clause (c)), or (c) irrevocably accepted for payment in the Offer (collectively, the “Excluded Shares”) and/or (d) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price (in cash, in the case of the Common Cash Amount) (the “Common Consideration”), subject to any applicable withholding of taxes and without interest, and (B) each share of Series X1 Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Shares”) (other than (a) Preferred Shares held in the treasury of the Company or (b) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL), then issued and outstanding will be automatically converted into the right to receive (i) a cash amount equal to the Common Cash Amount multiplied by 1,000 (the “Preferred Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) the Common CVR Amount multiplied by 1,000 (the “Preferred CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest (the Preferred Cash Amount plus the Preferred CVR Amount, collectively being the “Preferred Consideration”), upon the achievement of the milestones set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement.

In addition, immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

•

Each option to purchase a Share (“Company Option”), whether vested or unvested, that has a per share exercise price that is less than the Common Cash Amount that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash from Sun Pharma or the Surviving Corporation equal to the excess of the Common Cash Amount over the per share exercise price of such Company Option and (ii) one CVR;

•

Each Company Option that has a per share exercise price that is equal to or more than the Common Cash Amount but less than $11.50, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, the right to receive, upon the occurrence of any Milestone Payment (as defined in the CVR Agreement) a cash payment, if any, equal to (i) the amount, if any, by which (A) the Common Cash Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid in respect of such Share underlying such Company Option exceeds (B) the per share exercise price of such Company Option, minus (ii) the gross amount of Milestone Payments previously paid with respect to such Share underlying such Company Option; provided, however, that any Company Option that has a per share exercise price equal to or greater than $11.50 will be cancelled at the Effective Time without any consideration payable therefor (whether in the form of cash or a CVR or otherwise) whether before or after the Effective Time;

•

Each restricted stock unit of the Company subject to vesting conditions based solely on continued employment or service to the Company and its subsidiaries (“Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each Share underlying such Company RSU, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash from Sun Pharma or the Surviving Corporation equal to the Common Cash Amount and (ii) one CVR;

•

Each restricted stock unit of the Company subject to performance-based vesting conditions (“Company PSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive, at such time and subject to the satisfaction of the same performance and vesting terms and conditions as applied to such Company PSU immediately prior to the Effective Time, for each Share underlying such Company PSU, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash from Sun Pharma or the Surviving Corporation equal to the Common Cash Amount and (ii) one CVR (the “Company PSU Payment”); provided, however, in the event that a Company PSU holder’s employment is terminated on or after the Effective Time (i) by Sun Pharma, the Surviving Corporation or any subsidiary of Sun Pharma or the Surviving Corporation without Cause (as defined in the Merger Agreement) or (ii) by such holder for Good Reason (as defined in the Merger Agreement), then such holder will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company PSUs notwithstanding that such holder is no longer employed on the date such performance vesting terms and conditions are satisfied; and

On January 18, 2023, the Company amended the outstanding Company PSUs such that, in the event the original performance-vesting condition (which is the notification of the Company by the U.S. Food and Drug Administration (the “FDA”) that it has accepted for filing a New Drug Application (an “NDA”) for deuruxolitinib, provided that the date of acceptance is on or before October 31, 2023) is not achieved, the Company PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the FDA as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance occurs no later than the first anniversary of closing date of the Merger.

At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each pre-funded warrant to purchase Shares (“Company Warrant”) that is issued, unexpired and unexercised immediately prior to the Effective Time will cease to represent a Company Warrant in respect of Company Common Stock and shall become a Company Warrant exercisable for (i) an amount of cash equal to the product of (A) the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the Effective Time and (B) the excess, if any, of the Common Cash Amount over the per share exercise price under such Company Warrant and (ii) the number of CVRs equal to the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the Effective Time in each case subject to deduction for any required withholding under applicable tax law.

The treatment of equity awards under Concert’s benefit plans, including stock options, and the treatment of Company Warrants is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Concert and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there will have been validly tendered (and “received” as defined in Section 251(h) of the DGCL) and not validly withdrawn prior to the expiration date of the Offer that number of Shares that, considered together with all other Shares (if any) beneficially owned by Sun Pharma and its controlled affiliates, represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated without the imposition of a Burdensome Condition (as defined in the Merger Agreement) that Sun Pharma (in its sole discretion) declines to accept; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one (1) minute after 11:59 p.m. (New York City time) on March 3, 2023 (the “Expiration Date”). The expiration date may be extended: (i) if on the then scheduled Expiration Date, the

Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Sun Pharma or Purchaser if permitted under the Merger Agreement, then Purchaser will extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days (as determined by Purchaser in its discretion, subject to applicable law, or such longer period as may be agreed by Concert and Sun Pharma) in order to permit the satisfaction of such Offer Conditions (subject to the right of Sun Pharma or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); provided, however, that Purchaser shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than April 19, 2023, which is three (3) months after the date of the Merger Agreement (as may be extended in accordance with the Merger Agreement until July 19, 2023), in accordance with the Merger Agreement (the “End Date”); and (ii) Purchaser shall extend the Offer for the minimum period required by applicable law, requirement, interpretation or position of the SEC or its staff or Nasdaq Global Select Market (“Nasdaq”) or its staff.

As set forth in the Schedule TO, the address of the principal executive office of Sun Pharma is Sun House, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063, and its telephone number is (+91 22) 4324 4324. The address of the principal executive office of Purchaser is c/o Sun Pharmaceutical Industries, Inc., 2 Independence Way, Princeton, New Jersey 08540, and its telephone number is (609) 720-9200.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Concert, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Concert or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Sun Pharma, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Concert (the “Concert Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Sun Pharma and Purchaser and Their Affiliates

Merger Agreement

On January 19, 2023, Concert, Purchaser and Sun Pharma entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Sun Pharma, Purchaser and Concert in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Concert’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Concert to Sun Pharma and Purchaser and representations and warranties made by Sun Pharma and Purchaser to Concert. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Concert, Sun Pharma or Purchaser in Concert’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Concert to Sun Pharma and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Concert, Sun Pharma and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Concert, Sun Pharma or Purchaser. Concert’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price, subject to any applicable withholding of taxes, following the time Purchaser accepts for payment of Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Common Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Concert, Sun Pharma, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Concert’s or Sun Pharma’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

CVR Agreement

Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Sun Pharma, Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A. (together with Computershare, the “Rights Agent”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs issued pursuant to the Offer. The Rights Agent will maintain an up-to-date register of the holders of CVRs. Such holders shall not be permitted to transfer CVRs (subject to certain limited exceptions).

Each CVR represents the non-transferable right to receive the following Milestone Payments, if any, without interest thereon and less any applicable withholding taxes, with each Milestone Payment conditioned upon the achievement of the applicable milestone as follows (each, a “Milestone”):

•

Milestone 1: $1.00 per CVR, the first time that the net sales of deuruxolitinib in any period between April 1 of a calendar year and March 31 of the following calendar year equal or exceed $100.0 million, so long as such Milestone is achieved on or before March 31, 2027.

•

Milestone 2: $2.50 per CVR, the first time that the net sales of deuruxolitinib in any period of four consecutive fiscal quarters equal or exceed $500.0 million, so long as such Milestone is achieved on or before December 31, 2029.

Sun Pharma has the right, in its sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of deuruxolitinib in all respects, however, Sun Pharma is obligated to use Diligent Efforts (as defined and described in the CVR Agreement) to achieve the foregoing Milestones. However, there can be no assurance that any of the Milestones will be achieved and that any of the resulting Milestone Payments will be required to be paid by Sun Pharma. It is not possible to predict whether a payment will become payable with respect to the CVRs. Whether any Milestone required for payment of any Milestone Payment is met will depend on many factors, some within the control of Sun Pharma and its subsidiaries and others outside the control of Sun Pharma and its subsidiaries.

The summary of the material provisions of the CVR Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The foregoing summary and description of the material terms of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is included as Exhibit A to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9, and is incorporated herein by reference.

Confidentiality Agreements

Sun Pharma and Concert entered into a Confidentiality Agreement, effective December 13, 2022 (the “Confidentiality Agreement”), in connection with Sun Pharma’s consideration of a potential negotiated transaction with Concert. Under the terms of the Confidentiality Agreement, Sun Pharma agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to Concert, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two (2) years from the date of the Confidentiality Agreement. Sun Pharma also agreed to abide by a standstill provision for a period of twelve (12) months, which standstill restrictions may be waived by Concert or terminated under certain circumstances. For further discussion, see “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

Previously, Sun Pharma and Concert entered into a mutual Confidential Disclosure Agreement, dated July 12, 2022, for purposes of evaluating a potential business relationship between Sun Pharma and Concert related to Concert’s proprietary deuruxolitinib program and any other program in Concert’s pipeline (the “Prior Confidentiality Agreement”). The Prior Confidentiality Agreement does not contain any standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement and Prior Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9, and the Prior Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9, and each is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Sun Pharma and Concert entered into a letter agreement, dated December 16, 2022 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Sun Pharma and Concert from the date of the Exclusivity Agreement until January 16, 2023 (the “Exclusivity Termination Time”). Following the Exclusivity Agreement, Sun Pharma and Concert entered into a letter agreement, dated January 17, 2023 (the “Exclusivity Amendment”), amending the Exclusivity Termination Time from January 16, 2023 to January 18, 2023.

The foregoing summary and description of the material terms of the Exclusivity Agreement and the Exclusivity Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(6) to this Schedule 14D-9, and the Exclusivity Amendment, a copy of which is filed as Exhibit (e)(7) to this Schedule 14D-9, and each is incorporated herein by reference.

Arrangements Between Concert and its Executive Officers, Directors and Affiliates

Certain Concert executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) that are different from, or in addition to, the interests of shareholders generally. The Concert Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Concert Board” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

For further information with respect to the arrangements between Concert and its named executive officers, see the information included under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Equity Awards in the Transaction—Golden Parachute Compensation.”

Concert’s executive officers are as follows:

Name	Position
Roger D. Tung, Ph.D.	President, Chief Executive Officer and Director
Marc A. Becker	Chief Financial Officer
James V. Cassella, Ph.D.	Chief Development Officer
Jeffrey A. Munsie	Chief Legal Officer and Secretary
Nancy Stewart	Chief Operating Officer

Effect of the Transactions on Company Equity Awards

Immediately prior to the Effective Time and consistent with the terms of the Concert Pharmaceuticals, Inc. Amended and Restated 2006 Stock Option and Grant Plan and the Concert Pharmaceuticals, Inc. 2014 Stock Incentive Plan, by virtue of the Merger and without any action on the part of any holder thereof:

•

Each Company Option, whether vested or unvested, that has a per share exercise price that is less than the Common Cash Amount that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, (i) an amount in cash from Sun Pharma or the Surviving Corporation equal to the excess of the Common Cash Amount over the per share exercise price of such Company Option and (ii) one CVR.

•

Each Company Option that has a per share exercise price that is equal to or more than the Common Cash Amount but less than $11.50, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, upon the occurrence of any Milestone Payment, a cash payment, if any, equal to (A) the amount, if any, by which (i) the Common Cash Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid in respect of such Share underlying such Company Option exceeds (B) the per share exercise price of such Company Option, minus (ii) the gross amount of Milestone Payments previously paid with respect to such Share underlying such Company Option; provided, however, that any Company Option that has a per share exercise price equal to or greater than $11.50 will be cancelled at the Effective Time without any consideration payable therefor (whether in the form of cash or a CVR or otherwise) whether before or after the Effective Time.

•

Each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive, for each Share underlying such Company RSU, without interest and subject to deduction for any required withholding under applicable tax law, (A) an amount in cash from Sun Pharma or the Surviving Corporation equal to the Common Cash Amount and (B) one CVR.

•

Each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive, at such time and subject to the satisfaction of the same performance and vesting terms and conditions as applied to such Company PSU immediately prior to the Effective Time, for each Share underlying such Company PSU, without interest and subject to deduction for any required withholding under applicable tax law, the Company PSU Payment; provided, however, in the event that a Company PSU holder’s employment is terminated on or after the Effective Time (A) by Sun Pharma, the Surviving Corporation or any subsidiary of Sun Pharma or the Surviving Corporation without Cause (as defined in the Merger Agreement) or (B) by such holder for Good Reason (as defined in the Merger Agreement), then such holder will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company PSUs notwithstanding that such holder is no longer employed on the date such performance vesting terms and conditions are satisfied.

For purposes of the Merger Agreement, “Good Reason” means (i) a material reduction in base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of base salary in connection with and in proportion to a general reduction of the base salaries of similarly situated employees; or (ii) material breach by the Company or its successors or affiliates of any material provision of any service-providing agreement between the Company or any of its affiliates and the applicable Company PSU holder that is adverse to such individual (other than any temporary breach of not more than 60 days relating to the provision of benefit plans immediately following the Closing).

On January 18, 2023, the Company amended the outstanding Company PSUs such that, in the event the original performance-vesting condition (which is the notification of the Company by the FDA that it has accepted for filing an NDA for deuruxolitinib, provided that the date of acceptance is on or before October 31, 2023) is not achieved, the Company PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the FDA as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance occurs no later than the first anniversary of the closing date of the Merger.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “—Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger” below.

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Option, Company RSU and Company PSU, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive the amount, if any, described above in the section entitled “—Effect of the Transactions on Company Equity Awards.”

Vested Company Options. The following table identifies, for each of the Company’s executive officers and directors, the number of Shares subject to his or her Company Options that were outstanding and vested and exercisable as of January 19, 2023 (“Vested Company Options”) that will be cancelled in exchange for consideration in connection with the Merger. Vested Company Options held by the Company’s executive officers and directors with an exercise price that is equal to or in excess of $11.50 per share will be cancelled for no consideration and are therefore not included in the table below. The following table assumes that no Vested Company Options will be exercised between January 19, 2023 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share), net of the weighted average exercise price of such individual’s Vested Company Options that have an exercise price that is less than $11.50 per share, multiplied by (ii) the total number of Shares subject to such Vested Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares Underlying Vested Company Options (#)	Weighted Average Exercise Price ($)	Estimated Aggregate Vested Company Option Payment ($) (1)
Executive Officers:
Roger D. Tung (2)	507,525	9.92	801,890
Marc A. Becker	29,171	10.87	18,378
James V. Cassella	99,171	10.94	55,536
Jeffrey A. Munsie	110,421	10.13	151,277
Nancy Stuart	216,898	9.76	377,403

Directors:
Richard H. Aldrich	84,897	6.50	424,485
Thomas G. Auchincloss, Jr.	55,250	9.51	109,948
Jesper Høiland	45,250	9.08	109,505
Peter Barton Hutt	30,250	8.11	102,548
Wilfred E. Jaeger	30,250	8.11	102,548
Christine van Heek	37,896	7.94	134,910

(1)

To estimate the aggregate amount payable in respect of an individual’s Vested Company Options, (a) the aggregate number of Shares subject to Vested Company Options that have an exercise price that is less than

$11.50 was multiplied by (b) the excess of the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share) over the weighted average exercise price per share of such Vested Company Options.
(2)	Roger D. Tung is also a director of the Company.

Unvested Company Options. The following table identifies for each of the Company’s executive officers and directors the number of Shares subject to his or her Company Options that were outstanding and unvested as of January 19, 2023 (“Unvested Company Options”) that will be cancelled in exchange for consideration in connection with the Merger. Unvested Company Options with an exercise price equal to or in excess of $11.50 per share will be cancelled for no consideration and are therefore not included in the table below. The following table assumes that no Unvested Company Options will vest (and thereby become Vested Company Options) or be exercised between January 19, 2023 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share), net of the weighted average exercise price of such individual’s Unvested Company Options that have an exercise price that is less than $11.50 per share, multiplied by (ii) the total number of Shares subject to such unvested Company Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares Underlying Unvested Company Options (#)	Weighted Average Exercise Price ($)	Estimated Aggregate Unvested Company Option Payment ($) (1)
Executive Officers:
Roger D. Tung (2)	47,375	10.87	29,846
Marc A. Becker	13,259	10.87	8,353
James V. Cassella	13,259	10.87	8,353
Jeffrey A. Munsie	32,009	10.28	39,051
Nancy Stuart	21,317	10.87	13,430

Directors:
Richard H. Aldrich	11,205	5.00	72,833
Thomas G. Auchincloss, Jr.	—	—	—
Jesper Høiland	—	—	—
Peter Barton Hutt	—	—	—
Wilfred E. Jaeger	—	—	—
Christine van Heek	3,501	5.00	22,757

(1)

To estimate the aggregate amount payable in respect of an individual’s Unvested Company Options, (a) the aggregate number of Shares subject to such Unvested Company Options that have an exercise price that is less than $11.50 was multiplied by (b) the excess of the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share) over the weighted average exercise price per share of such Unvested Company Options.

(2)	Roger D. Tung is also a director of the Company.

Company RSUs. The following table identifies for each of the Company’s executive officers and directors the number of Shares subject to his or her Company RSUs outstanding as of January 19, 2023. The following table assumes no Company RSUs will vest and be settled between January 19, 2023 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share), multiplied by the total number of Shares subject to each applicable award.

	Shares Underlying Company RSUs (#)	Estimated Aggregate Company RSU Payment ($) (1)
Executive Officers:
Roger D. Tung (2)	109,025	1,253,788
Marc A. Becker	80,338	923,887
James V. Cassella	92,438	1,063,037
Jeffrey A. Munsie	80,338	923,887
Nancy Stuart	121,354	1,395,571

Directors:
Richard H. Aldrich	16,400	188,600
Thomas G. Auchincloss, Jr.	16,400	188,600
Jesper Høiland	16,400	188,600
Peter Barton Hutt	16,400	188,600
Wilfred E. Jaeger	16,400	188,600
Christine van Heek	16,400	188,600

(1)

To estimate the value of payments for Company RSUs, the aggregate number of Shares subject to the Company RSUs was multiplied by the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share).

(2)	Roger D. Tung is also a director of the Company.

Company PSUs. The following table identifies for each of the Company’s executive officers and directors the number of Shares subject to his or her Company PSUs outstanding as of January 19, 2023. The following table assumes no Company PSUs will vest and be settled between January 19, 2023 and the closing of the Merger and that the vesting conditions of the Company PSUs will be achieved after the closing of the Merger and the Company PSU Payment will be paid to the holders of Company PSUs. The Company PSUs will vest in the event of the notification of the Company by the FDA that it has accepted for filing an NDA for deuruxolitinib, provided that the date of acceptance is on or before October 31, 2023. In the event such performance condition is not achieved, the Company PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the FDA as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance occurs no later than the first anniversary of closing date of the Merger. If such vesting conditions are not achieved, holders of Company PSUs will not be entitled to any consideration in respect of their Company PSUs and such Company PSUs will be forfeited; provided, however, in the event that the executive officer’s employment is terminated on or after the Effective Time (A) by Sun Pharma, the Surviving Corporation or any subsidiary of Sun Pharma or the Surviving Corporation without Cause (as defined in the Merger Agreement) or (B) by the executive officer for Good Reason (as defined in the Merger Agreement), then the executive officer will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company PSUs notwithstanding that such executive officer is no longer employed on the date such performance vesting terms and conditions are satisfied. The estimated aggregate amounts set forth below are based on the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share), multiplied by the total number of Shares subject to each applicable award.

	Shares Underlying Company PSUs (#)	Estimated Aggregate Company PSU Payment ($) (1)
Executive Officers:
Roger D. Tung (2)	156,675	1,801,763
Marc A. Becker	17,900	205,850
James V. Cassella	34,700	399,050
Jeffrey A. Munsie	—	—
Nancy Stuart	21,400	246,100

Directors:
Richard H. Aldrich	—	—
Thomas G. Auchincloss, Jr.	—	—
Jesper Høiland	—	—
Peter Barton Hutt	—	—
Wilfred E. Jaeger	—	—
Christine van Heek	—	—

(1)

To estimate the value of payments for Company PSUs, the aggregate number of Shares subject to the Company PSUs was multiplied by the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share). The amounts in the table assume that the vesting conditions of the Company PSUs will be achieved after the closing of the Merger. If such vesting conditions are not achieved, holders of Company PSUs will not be entitled to any consideration in respect of their Company PSUs and such Company PSUs will be forfeited.

(2)	Roger D. Tung is also a director of the Company.

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company tender Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company. As of January 19, 2023, excluding Company RSUs, Company PSUs and the Shares underlying Company Options (whether or not currently exercisable), and assuming no such Company RSUs or Company PSUs vest and are settled and no Company Options are exercised following the date of this Schedule 14D-9, the executive officers and directors of Concert beneficially own 1,773,172 Shares.

The following table sets forth the number of Shares beneficially owned as of January 19, 2023 by each of Concert’s executive officers and directors and the maximum consideration that would be payable for such Shares pursuant to the Offer or the Merger (i.e., $11.50 per share, which represents the Common Cash Amount plus the maximum amount payable for one CVR).

	Number of Shares Owned (#)	Cash Consideration and Maximum Cash Payments for CVRs in Respect of Shares ($)
Executive Officers:
Roger D. Tung (1)	852,854	9,807,821
Marc A. Becker	37,880	435,620
James V. Cassella	59,791	687,597
Jeffrey A. Munsie	19,966	229,609
Nancy Stuart	139,090	1,599,535

Directors:
Richard H. Aldrich	596,977	6,865,236
Thomas G. Auchincloss, Jr.	17,625	202,688
Jesper Høiland	5,125	58,938
Peter Barton Hutt	13,088	150,512
Wilfred E. Jaeger	5,125	58,938
Christine van Heek	25,651	294,987
All executive officers and directors as a group (11 persons)	1,773,172	20,391,478

(1)	Roger D. Tung is also a director of the Company.

Arrangements with Concert’s Executive Officers

Concert is party to preexisting employment agreements with each of its executive officers. Concert may terminate the executive officers’ employment with the Company at any time, with or without cause. The employment agreements confirm the executive officers’ titles, compensation arrangements and eligibility for benefits made available to employees generally. These agreements, together with the indemnification agreement for certain executive officers executed upon commencing employment with the Company, set forth the rights and responsibilities of each party.

Under the terms of the employment agreements with the executive officers, if an executive officer’s employment is terminated by us or any successor other than for “Cause” (as defined in the applicable executive officer’s employment agreement) or by such executive officer for “Good Reason” (as defined in the applicable executive officer’s employment agreement) (a “Qualifying Termination”), in each case within one year following a “Change of Control,” (as defined in the applicable executive officer’s employment agreement and, such one-year period, the “Change of Control Period”), and subject to the executive officer’s execution of an effective general release of potential claims against the Company, each executive officer will be entitled to:

•

An amount equal to twelve (12) months, or eighteen (18) months in the case of Dr. Tung, of the executive officer’s base salary, which will be paid as a lump sum if the Change of Control constitutes a change of control under Section 409A of the Code and otherwise will be paid in the form of salary continuation;

•

An amount equal to one (1) times, or 1.5 times in the case of Dr. Tung, the greater of the executive officer’s current target bonus or the actual bonus paid to the executive officer for the immediately preceding calendar year; and

•

Continued Concert-paid medical and dental benefits to the extent that executive officer was receiving them at the time of termination until the earlier of twelve (12) months, or eighteen (18) months in the case of Dr. Tung, following termination and the date the named executive officer’s COBRA continuation coverage expires, subject to certain legal restrictions.

In addition, if during the Change of Control Period, the Company or any successor terminates an executive officer’s employment other than for Cause, the executive officer’s employment ends due to the executive officer’s death or disability or the executive officer terminates his or her employment for Good Reason, then all Company Options held by the executive officer will immediately vest in full. However, as described in the section titled “—Effect of the Transactions on Company Equity Awards” above, the vesting of all outstanding Company Options is being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Equity Awards in the Transaction.”

In lieu of the payments and benefits described above, under the terms of the employment agreements with the executive officers, if an executive’s employment is terminated by the Company other than for Cause and other than as a result of death or disability or by such executive officer for Good Reason, in each case outside of the Change of Control period, and subject to the executive officer’s execution of an effective general release of potential claims against the Company, each executive officer will be entitled to:

•	An amount equal to twelve (12) months, or fifteen (15) months in the case of Dr. Tung, of the executive officer’s base salary, which will be paid in the form of salary continuation; and

•

Continued Concert-paid medical and dental benefits to the extent that the named executive officer was receiving them at the time of termination until the earlier of twelve (12) months, or fifteen (15) months in the case of Dr. Tung, following termination and the date the named executive officer’s COBRA continuation coverage expires, subject to certain legal restrictions.

For purposes of the executive officers’ employment agreements, “Good Reason” shall mean the following actions by Company, in each case without executive’s consent: (i) material diminution in the nature or scope of the executive officer’s responsibilities, duties or authority, provided that neither of the following (x) or (y) shall constitute Good Reason: (x) the Company’s failure to continue the executive officer’s appointment or election as a director or officer of any of its affiliates nor (y) any diminution in the nature or scope of the executive officer’s responsibilities, duties or authority that is reasonably related to a diminution of the business of the Company or any of its affiliates, other than any such diminution resulting from the sale or transfer of any or all of the assets of the Company or any of its affiliates; (ii) a material reduction in the executive officer’s base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of the executive officer’s base salary in connection with and in proportion to a general reduction of the base salaries of the Company’s executive officers; (iii) relocation of the executive officer’s office more than 35 miles from Lexington, Massachusetts; or (iv) material breach by the Company of any material provision of the executive employment agreement or any other service-providing agreement between the Company or any of its affiliates and the executive officer.

The estimated value of the severance payments and benefits for each of the Company’s named executive officers is set forth below in the table entitled “—Golden Parachute Compensation.” If there is a Qualifying Termination within the Change of Control Period, the estimated aggregate cash severance payment for all of the Company’s executive officers who are not named executive officers is $1,448,453.

Transaction Bonus Program

Pursuant to the Merger Agreement, Concert is permitted to establish a transaction bonus program (the “Transaction Bonus Program”) providing for transaction bonuses in an amount not to exceed $250,000 in the aggregate, and such amounts may be allocated to certain Concert employees, which may include Messrs. Becker and Munsie, by the Concert Board. Awards under the Transaction Bonus Program become payable 60 days following the closing date of the Merger, provided that, in the event the applicable employee’s employment is terminated without Cause prior to such payment date, then such employee shall remain entitled to receive his or her bonus under the Transaction Bonus Program notwithstanding that such employee is no longer employed on the payment date. As of the date of this Schedule 14D-9, none of Concert’s executive officers has received an award under the Transaction Bonus Program.

Future Arrangements

It is possible that Concert employees, including the executive officers, will enter into new compensation arrangements with Sun Pharma or its affiliates. Such arrangements may include agreements regarding future terms of employment and/or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Sun Pharma and/or its affiliates have been established.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, prior to the acceptance of the Shares in the Offer, the Compensation Committee of the Concert Board (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Concert’s restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Concert’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Concert or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Concert’s restated certificate of incorporation also provides that Concert will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Pursuant to the terms of the Merger Agreement, Concert’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation as follows.

For six (6) years after the Effective Time, Sun Pharma shall, and shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Transactions, covering each such person currently covered by Concert’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; provided, however, neither Sun Pharma nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the annual premium most recently paid by the Company prior to the date of the Merger Agreement for such insurance (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Sun Pharma shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in Sun Pharma’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Concert in its discretion prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If any such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Sun Pharma shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

For six (6) years after the Effective Time, the Surviving Corporation shall:

(i)

indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Concert or of a subsidiary of Concert (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such advances if it is ultimately determined that such Indemnified Party was not entitled to indemnification, and such undertaking shall be unsecured, interest-free and made without reference to the Indemnified Party’s ability to repay such advances or ultimately entitlement to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Concert or any subsidiary of Concert or otherwise in connection with any action taken or not taken at the request of Concert or any subsidiary of Concert or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Concert (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

(ii)

fulfill and honor in all respects the obligations of Concert pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between the Company and any Indemnified Party made available to Sun Pharma; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Concert certificate of incorporation or Concert by-laws as in effect on the date of the Merger Agreement.

The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If the Surviving Corporation fails to comply with its obligations and an Indemnified Party commences a suit which results in a determination that the Surviving Corporation failed to comply with such obligation, Sun Pharma shall pay such Indemnified Party his or her costs and expenses (including reasonable fees and expenses of legal counsel) in connection with such suit.

Section 16 Matters

Prior to the Effective Time, Concert and the Concert Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (including any Company Options, Company RSUs or Company PSUs) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Concert, to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Concert Board

At a meeting of the Concert Board held on January 18, 2023, the Concert Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of Concert and its stockholders; (iii) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Concert Board unanimously recommends that Concert’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On January 19, 2023, Concert and Sun Pharma each issued a joint press release announcing the Offer. The press releases of Concert and Sun Pharma are included as Exhibit (a)(1)(E) and Exhibit (a)(5)(B) respectively hereto, and are incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Concert Board or committees thereof or the representatives of Concert and other parties.

Concert is a late-stage clinical biopharmaceutical company that is developing deuruxolitinib (which Concert previously referred to as CTP-543), a novel, deuterated, oral Janus Kinase 1 and Janus Kinase 2 (JAK1/2) inhibitor. Concert has successfully completed two Phase 3 clinical trials of deuruxolitinib for the treatment of adults with moderate to severe alopecia areata, a serious autoimmune dermatological disease that results in patchy or complete scalp hair loss. Prior to the execution of the Merger Agreement, Concert publicly disclosed its intent to file an NDA with the FDA with respect to deuruxolitinib in the first half of 2023, and the projected commercial launch of deuruxolitinib in 2024. Since 2017, Concert has been involved in disputes with Incyte Corporation (“Incyte”) before the Patent Trial and Appeal Board (the “PTAB”) and related appeals involving challenges to the patentability or validity of certain intellectual property (the foregoing, referred to as the “IP litigation matters”). Incyte has its own JAK inhibitor that has been marketed for several years. For a more detailed discussion of the IP litigation matters, please see Concert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 3, 2022, and subsequent quarterly reports on Form 10-Q.

Concert’s senior management and the Concert Board regularly review Concert’s performance and prospects in light of its business and developments in the biotechnology and biopharmaceutical industries. From time to time, these reviews have included consideration of potential partnerships, collaborations and other strategic transactions to enhance stockholder value. In particular, these discussions have included the exploration of partnering opportunities with respect to the advancement and development of deuruxolitinib with a number of biotechnology and pharmaceutical companies, including Sun Pharma and three other companies referred to as Party A, Party B and Party C. Concert’s senior management provided periodic updates regarding these discussions, including the discussions described below, to the Concert Board.

From August 2021 through September 2022, representatives of Concert and Sun Pharma engaged in intermittent informal discussions regarding Sun Pharma’s interest in the deuruxolitinib program and desire to learn more about Concert’s product candidate and programs. These discussions on occasion involved exchanging confidential information pursuant to a mutual confidentiality agreement executed on July 12, 2022. This confidentiality agreement did not include a standstill obligation. See above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Confidentiality Agreement.” On August 11, 2022, Concert granted Sun Pharma access to a virtual data room containing information regarding the deuruxolitinib program. These interactions, however, did not result in any proposal being made concerning a strategic transaction.

During the first half of 2022, the Concert Board held meetings at which members of senior management were present and discussed the strategic, financial and operational challenges of operating Concert’s business in the then-current environment, including the macro-economic, industry and market conditions negatively impacting late-stage clinical biopharmaceutical companies such as Concert. The Concert Board discussed the need for meaningful capital investment to advance deuruxolitinib expeditiously in alopecia areata and explore in additional indications, fund its research and development efforts, expand its organization, and operate as a public company, as well as the risks and uncertainties associated with conducting clinical trials for deuruxolitinib, pursuing related regulatory approvals and, if successful, launching and commercializing deuruxolitinib. The Concert Board also discussed the risks and uncertainties associated with the IP litigation matters and Concert’s cash requirements, both of which had severely negatively impacted Concert’s stock price and its ability to raise sufficient capital through equity financing. The Concert Board discussed the significant challenges and costs associated with successfully scaling commercial operations globally, including the ability to obtain and maintain intellectual property protection for deuruxolitinib, and the expected increase in competition over time to deuruxolitinib. The Concert Board further considered Concert’s current cash position, its near-term priorities and related cash requirements, and the lack of attractive financing alternatives given then-current market conditions. On May 11, 2022, the PTAB issued a final written decision upholding the validity of certain challenged claims of one of Concert’s patents in one of the IP litigation matters. This decision found that Incyte had not demonstrated by a preponderance of the evidence that the challenged claims of the subject patent were unpatentable, pursuant to a post-grant review brought by Incyte. In October 2022, the PTAB denied Incyte’s request for reconsideration of the final written decision. In December 2022, Incyte appealed the PTAB’s decision to the U.S. Court of Appeals for the Federal Circuit.

On May 23, 2022, Concert announced positive topline results from its first Phase 3 clinical trial of deuruxolitinib in adult patients with moderate to severe alopecia areata.

On June 6, 2022, Concert announced the closing of an underwritten public offering of 10,000,000 shares of its common stock to the public at $4.75 per share. The aggregate gross proceeds to Concert from this offering were $47.5 million, before deducting underwriting discounts and commissions and other offering expenses payable by Concert. Concert also announced the receipt of $18.9 million upon the exercise of tranche 1 warrants to purchase 3,981 Preferred Shares issued to certain investors in November 2021. Through the public offering and warrant exercise, Concert raised aggregate gross proceeds of $66.4 million.

On July 15, 2022, representatives of Sun Pharma and representatives of Concert held a virtual introductory meeting, but did not discuss a potential acquisition or other transaction.

On August 1, 2022, Concert announced positive topline results from its second Phase 3 clinical trial of deuruxolitinib in adult patients with moderate to severe alopecia areata.

On August 30, 2022, the Concert Board held a meeting at which members of senior management and representatives of Goodwin Procter LLP (“Goodwin”), Concert’s outside legal counsel, were present. At this meeting, the Concert Board discussed the risks, challenges and strategic opportunities facing Concert, taking into consideration that deuruxolitinib had generated potentially best-in-class efficacy data in alopecia areata, that it would be launching into a market that potentially already has two global pharmaceutical company competitors, one of which had already launched its product and the second had filed for approval, and Concert’s near-term cash requirements. Senior management provided an update on Concert’s cash forecast and financial outlook for Concert. The Concert Board and senior management discussed Concert’s cash burn and cash position and that to maximize its cash position relative to the anticipated timing for filing the NDA in the first half of 2023, Concert should target executing a partnership transaction by year end 2022. Concert senior management also provided an update on Concert’s declining cash position, and indicated management’s belief that under Concert’s current operating budget Concert’s cash balance would be nearly depleted in the second quarter of 2023 (consistent with Concert’s public disclosure that its cash position would fund operations into the second quarter of 2023), and that Concert would need to raise significant amounts of additional capital to complete all of its ongoing clinical trials, prepare for the commercial launch of deuruxolitinib and execute on its business plan. The meeting participants discussed the low likelihood that third parties would be interested in providing equity financing to Concert at attractive valuations in the current economic environment that would not be significantly dilutive to existing Concert stockholders, particularly in light of the lack of any other potential catalysts that might positively influence Concert’s stock price in the near term. Following discussion, the Concert Board concluded that it was in the best interests of stockholders for Concert to explore strategic and financial alternatives to enhance stockholder value, including possible partnership opportunities involving deuruxolitinib with one or more third parties and other strategic opportunities (referred to as the “strategic process”).

In addition, the Concert Board discussed the advisability of engaging one or more financial advisors to assist the Concert Board in conducting the strategic process and evaluating any proposals that might be received, as well as Concert’s business and prospects as a standalone company. During the Summer of 2022, Concert senior management, as authorized by the Concert Board, had discussions with representatives of MTS Health Partners, L.P. (referred to as “MTS”) concerning Concert’s situation and prospects and the possibility of MTS acting as its financial advisor in evaluating strategic alternatives that might be available to Concert considering the risks and challenges facing Concert described above. Concert considered MTS as a potential financial advisor to assist and advise Concert given, among other things, MTS’s qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the life sciences industry and its familiarity with late-stage clinical companies like Concert. Additionally, Chestnut Partners, Inc. (“Chestnut”) had a long-standing financial advisory relationship with Concert and from time to time, at the request of the Concert Board and senior management, provided general advice on Concert’s financial strategy and its future prospects. Concert considered Chestnut as a potential financial advisor to provide supplemental assistance to Concert given, among other things, Chestnut’s substantial knowledge of and familiarity with Concert’s business and operations, and the industries in which Concert operates. Senior management reviewed with the Concert Board the potential terms on which each of MTS and Chestnut would be engaged, and based on the discussion at the meeting and the considerations discussed above, the Concert Board approved the entry into engagement letters with MTS and Chestnut to serve as financial advisors to Concert in connection with the strategic process. Later that day, Concert entered into engagement letters dated August 30, 2022 with each of MTS and Chestnut. See below under the caption “Item 5. Person/Assets Retained, Employed, Compensated or Used.”

Also at the meeting, the Concert Board established an advisory transaction committee (the “Transaction Committee”) for convenience (and not because of any actual or perceived conflicts of interests) in order to assist the Concert Board, as needed, in connection with the strategic process and reviewing and negotiating any proposals that might be received by Concert regarding a potential strategic transaction. Richard Aldrich, a non-management independent director and Chair of the Concert Board, Thomas Auchincloss, a non-management independent director, and Roger Tung, the Chief Executive Officer of Concert, all of whom have significant strategic transaction experience, were appointed to the Transaction Committee.

On September 9, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. Representatives of MTS reviewed a potential timeline for soliciting interest in a potential partnership transaction involving deuruxolitinib and a preliminary list of potential counterparties. The Transaction Committee determined that authorizing MTS to contact potential counterparties regarding their interest in a potential partnership transaction involving deuruxolitinib would be reasonably likely to identify the best transaction reasonably available to Concert and its stockholders in order to enhance stockholder value. Following discussion, the Transaction Committee approved the list of potential counterparties and the timeline for the strategic process discussed at the meeting.

During the period beginning on September 11, 2022 and continuing until December 16, 2022, as authorized by the Transaction Committee, representatives of MTS contacted 39 parties, including Party A, Party B, Party C, another biopharmaceutical company (“Party D”) and Sun Pharma, regarding a potential strategic transaction involving Concert’s deuruxolitinib program. Of these parties: (i) 24 parties determined not to proceed in the process, citing a variety of reasons, including strategic fit, the IP litigation matters and/or safety concerns with the JAK class; (ii) 12 parties did not respond to the outreach; and (iii) ten parties, including four parties (including Sun Pharma, Party A and Party D) who were already subject to confidentiality agreements with Concert as a result of prior business development discussions, executed mutual confidentiality agreements with Concert. None of these confidentiality agreements included a standstill provision. All ten parties were subsequently provided access to Concert’s virtual data room for the strategic process, which included nonpublic information about Concert and the deuruxolitinib program, and all ten parties, including Party A, Party B, Party C, Party D and Sun Pharma, participated in meetings with Concert’s senior management.

On September 21, 2022, members of Concert management conducted a management presentation at Concert’s offices in Lexington, Massachusetts for representatives of Sun Pharma.

From September 25 through October 3, 2022, as authorized by the Transaction Committee, representatives of MTS distributed process letters to the ten parties that executed confidentiality agreements with Concert, which requested preliminary written non-binding proposals for a potential strategic transaction with Concert to develop and commercialize deuruxolitinib by November 4, 2022 for Sun Pharma, Party A and Party C (given the ongoing business development discussions with Concert prior to initiation of the strategic process by MTS), and November 14, 2022 for all other active parties. The process letter for Sun Pharma was sent to Sun Pharma on September 25, 2022.

On September 22, 2022, the Concert Board held a regularly-scheduled meeting at which members of senior management and representatives of Goodwin were present. At this meeting, senior management provided a business update to the Concert Board, which included an update on the deuruxolitinib program, Concert’s cash position and financing needs, and IP litigation matters. The Transaction Committee and senior management also provided an update on the strategic process, noting that preliminary proposals were expected by November 14, 2022. The Concert Board considered the risks and challenges facing Concert as a result of its declining cash position and other risks, challenges and strategic opportunities facing Concert, taking into consideration the outlook for its commercialization of deuruxolitinib, its near-term cash requirements and declining cash balance, and the low likelihood that third parties would be interested in providing equity financing to Concert at attractive valuations that would not be significantly dilutive to existing Concert stockholders.

Throughout September through December 2022, in connection with the strategic process, representatives of MTS had numerous discussions with Party C to discuss its potential interest in a strategic transaction involving Concert’s deuruxolitinib program or other alternative structures for a strategic transaction with Concert, and encouraged Party C to submit a proposal to Concert. During this time period, Party C and its advisors conducted extensive due diligence on Concert, the deuruxolitinib program and the IP litigation matters, including several meetings with Concert management to discuss these matters. Ultimately, Party C did not submit a proposal for a transaction involving the deuruxolitinib program or otherwise, as discussed below.

Also during this time, representatives of MTS had numerous discussions with Party D about its interest in a potential transaction involving Concert’s deuruxolitinib program and encouraged Party D to submit a proposal to Concert. Party D conducted due diligence on Concert, its deuruxolitinib program and the IP litigation matters. However, ultimately, Party D did not submit a proposal for a transaction involving the deuruxolitinib program or otherwise, as discussed below.

From November 3, 2022 through November 7, 2022, representatives of Moelis & Company LLC (“Moelis”), financial advisor to Sun Pharma in connection with the proposed transaction, engaged in discussions with representatives of MTS regarding the November 4, 2022 bid deadline and Sun Pharma’s intentions to submit a proposal. During these discussions, representatives of MTS indicated that M&A interest was expressed by one party.

On November 4, 2022, Party A submitted a non-binding proposal in which Party A would assume all development and commercialization rights to deuruxolitinib in North America for alopecia areata with a right of first refusal for other indications and territories. The proposal provided high-level economic terms, including an upfront cash payment of $30 million, plus a cash payment of $10 million upon FDA approval, plus a cash payment of $20 million upon the first commercial sale of deuruxolitinib, plus cash payments of up to $60 million based on additional sales milestones, and a 50% profit share. The proposal provided that up to 50% of the cash payments (excluding those based on sales milestones) could be payable in Party A’s common stock, at Party A’s sole discretion. The proposal also indicated that Party A would be interested in exploring an all-stock business combination transaction with Concert, which was confirmed as a stock-for-stock merger in subsequent conversations with representatives of MTS.

On November 11, 2022, representatives of Moelis, on behalf of representatives of Sun Pharma, submitted a letter to representatives of MTS containing a non-binding proposal in which Sun Pharma would assume all worldwide development and commercialization rights to deuruxolitinib for all indications (the “November 11 Proposal”). The November 11 Proposal provided high-level economic terms for the deuruxolitinib program, including an upfront cash payment of $200 million, plus a cash payment of $50 million upon FDA approval without a “Black Box warning,” plus a cash payment of $50 million on the first commercial sale of deuruxolitinib, plus cash payments of up to $210 million based on additional sales milestones, plus royalties in the range of 10—16%. The November 11 Proposal indicated that Sun Pharma would consider alternative structures for a strategic transaction if Concert was interested.

On November 15, 2022, Party B submitted a non-binding proposal in which Party B would assume all development and commercialization rights to deuruxolitinib in a single small territory for all indications. The proposal provided high-level economic terms, including an upfront cash payment of $1.5 million, plus a cash payment of $3 million upon the first commercial sale of deuruxolitinib in such territory, plus cash payments of up to $38 million based on additional sales milestones, plus royalties in the range of 8—15%.

By November 15, 2022, the day following the deadline for submission of preliminary proposals stated in the MTS process letter, five of the ten parties that had received the process letter had declined interest in pursuing a potential transaction with Concert, while Party A, Party B and Sun Pharma submitted the preliminary proposals discussed above. Although Party C and Party D did not submit a preliminary proposal by the November 14 deadline, at that time neither party had declined interest in pursuing a transaction with Concert and representatives of MTS continued to engage in discussions with each of Party C and Party D.

On November 16, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. Representatives of MTS provided an update on the strategic process and discussions with potential counterparties, including the reasons many potential counterparties declined interest. Representatives of MTS also reviewed the proposals received from Party A, Party B and Sun Pharma, and that (at that time) additional proposals were expected to be submitted by two interested parties, including Party C. Representatives of MTS provided an update on their discussions with Sun

Pharma regarding its interest in a potential acquisition of Concert, and their discussions with Party A regarding Party A’s interest in a potential all-stock business combination transaction. The Transaction Committee discussed various strategic alternatives, including a potential strategic transaction involving the deuruxolitinib program and, given the interest expressed by Sun Pharma and Party A, an acquisition of Concert, as well as key considerations and potential benefits and risks associated with each alternative. Representatives of Goodwin reviewed with the members of the Transaction Committee their fiduciary duties in the context of the ongoing strategic process.

The meeting participants discussed the November 11 Proposal and the previously partnered programs that would remain with Concert. The meeting participants also discussed that the November 11 Proposal contemplated Sun Pharma acquiring a controlling interest in the deuruxolitinib program, including all rights to develop and commercialize deuruxolitinib globally, which they believed represented substantially all of the intrinsic value of Concert at that time. Following discussion, the Transaction Committee concluded that a worldwide license agreement for the deuruxolitinib program under which Concert would relinquish all worldwide development and commercialization rights to deuruxolitinib as proposed in the November 11 Proposal would not be in the strategic interests of Concert at that time. The Transaction Committee authorized MTS to continue discussions with Sun Pharma regarding the deuruxolitinib program and invite Sun Pharma to submit a proposal for a potential acquisition of Concert. The Transaction Committee further discussed the proposals from Party A and Party B for a deuruxolitinib partnering transaction and concluded that neither of these proposals were on terms attractive enough to be in the strategic interest of Concert to pursue at that time. The Transaction Committee directed MTS to seek improved proposals from Party A and Party B and to continue to encourage Party C to submit a proposal.

The Transaction Committee also discussed Party A’s interest in a potential all-stock business combination transaction with Concert, including the risks and concerns that Party’s A market capitalization at that time was less than Concert’s, Party A’s capability to provide a proposal at an attractive valuation on an expedited basis, that the combined company would require an immediate cash infusion at closing to support the commercialization of deuruxolitinib, and that Party A did not appear to have the capability to consummate a transaction of this size or the ability to move quickly and efficiently. Following discussion, the Transaction Committee determined not to solicit Party A to submit a proposal for a potential all-stock business combination transaction with Concert at this time, but that the Transaction Committee might reconsider the matter in the event Sun Pharma submitted an attractive proposal for an acquisition of Concert.

On November 17, 2022, representatives of MTS provided feedback to representatives of Moelis regarding Sun Pharma’s November 11 Proposal and indicated that the Transaction Committee had questions on Sun Pharma’s proposal and remained open to an acquisition proposal.

On November 18, 2022, as authorized by the Transaction Committee, representatives of MTS had a discussion with representatives of Moelis and conveyed that Concert was firmly pursuing an acquisition. MTS requested that Sun Pharma submit a revised proposal for an acquisition of Concert by November 23, 2022.

On November 23, 2022, representatives of Moelis, on behalf of representatives of Sun Pharma, submitted a letter to representatives of MTS providing for a non-binding proposal to acquire all of the outstanding common stock of Concert at $7.00 per Share, plus a CVR of $1.00 per Share payable in cash if net sales of deuruxolitinib exceed $125 million in any four consecutive quarters by December 31, 2026 (the “November 23 Proposal”). The November 23 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence.

On November 30, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. Representatives of MTS reported to the Transaction Committee their recent conversations with representatives of Sun Pharma and receipt of the November 23 Proposal. Representatives of Goodwin reviewed with the members of the Transaction Committee their fiduciary duties in the context of an offer to acquire Concert. The meeting participants then discussed the November 23 Proposal and related process considerations in the event that the Transaction Committee decided to engage with Sun Pharma regarding the November 23 Proposal. The Transaction Committee then discussed the November 23 Proposal and potential responses to Sun Pharma, including whether to engage with Sun Pharma with respect to a potential acquisition of Concert. The Transaction Committee also discussed that if Concert were to engage with Sun Pharma on their acquisition proposal, it would likely be in the best interests of Concert and its stockholders to maximize the cash per share paid at closing and through the CVR, in an effort to maximize certainty in value for the Concert stockholders. Following this discussion, the Transaction Committee directed MTS to inform Sun Pharma that the November 23 Proposal was inadequate and that Sun Pharma should meaningfully improve its position on both upfront and CVR value.

The Transaction Committee also discussed that Party C had declined interest in a strategic transaction due to concerns regarding the IP litigation matters, and that Party D had not submitted a proposal for a strategic transaction despite numerous discussions with Concert and its advisors. The Transaction Committee also discussed Party A’s interest in a potential all-stock business combination transaction with Concert, including the considerations discussed at the prior Transaction Committee meeting. Following discussion, the Transaction Committee authorized MTS to continue discussions with Party A regarding its interest in the deuruxolitinib program and invite Party A to submit a proposal for a potential all-stock business combination transaction with Concert.

Also on November 30, 2022, representatives of MTS had a discussion with representatives of Moelis and conveyed the Transaction Committee’s view that the November 23 Proposal did not adequately reflect Concert’s value and was insufficient to proceed with further discussions regarding a potential acquisition of Concert and that Sun Pharma should meaningfully improve its position on both upfront value and CVR sales threshold, with another CVR tied to higher sales, and further requested a revised proposal by December 7, 2022, ahead of Concert’s Board meeting on December 8, 2022. Representatives of Moelis informed representatives of MTS that Sun Pharma remained interested in acquiring Concert but was unwilling to “bid against itself” and requested that Concert submit a counteroffer to Sun Pharma.

Also on November 30, 2022, as authorized by the Transaction Committee, representatives of MTS had a discussion with Party A to provide feedback on their submitted proposal and indicated that Concert had received a proposal from another party for a potential acquisition of Concert, and that Concert would be open to receiving a proposal for an all-stock business combination transaction or another strategic transaction involving the acquisition of Concert by December 8, 2022.

Also on November 30, 2022, representatives of MTS had a discussion with Party B to provide feedback on their submitted proposal. During this discussion, representatives of MTS requested whether Party B would consider a broader licensing proposal. Party B indicated interest, but that it would require more time for due diligence, and would follow up on timing of a revised proposal.

On December 1, 2022, representatives of MTS had a follow-up discussion with Party B, where Party B informed representatives of MTS that a revised proposal for broader licensing rights could be submitted by year end 2022.

On December 2, 2022, Party C informed representatives of MTS that it was no longer interested in pursuing a strategic transaction with Concert due to concerns regarding the IP litigation matters.

On December 6, 2022, Party A informed representatives of MTS that Party A would not be able to submit a proposal for an all-stock business combination or another strategic transaction involving the acquisition of Concert before December 8, 2022, despite remaining interested in a potential transaction. Representatives of MTS asked Party A to provide a list of discussion topics regarding a potential combination of the companies to be discussed with Concert prior to submission of such a proposal.

On December 7, 2022, representatives of Moelis communicated to representatives of MTS that Sun Pharma would not be submitting a revised proposal without receiving additional information.

On December 8, 2022, the Concert Board held a regularly-scheduled meeting at which members of senior management and representatives of Goodwin were present. Representatives of MTS and Chestnut were present for a portion of the meeting. At the meeting, senior management provided a business update to the Board. The participants discussed management’s long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan. See the heading titled “ —Certain Financial Projections” for further information regarding the “Forecasts.” The Concert Board also discussed Concert’s prospects generally and its deuruxolitinib program. After discussion of these matters, the Concert Board approved the Forecasts for use by MTS in its financial analyses.

The Transaction Committee then reported on its recent meetings. Representatives of Goodwin reviewed with the members of the Concert Board their fiduciary duties in the context of an offer to acquire Concert. Representatives of MTS then provided an overview of the strategic process to date along with feedback received from various counterparties that declined to pursue the opportunity, including Party C, and reviewed the proposals from Party A, Party B and Sun Pharma. The representatives of MTS then reviewed certain preliminary financial analyses related to Concert and the November 23 Proposal. The Concert Board also considered the risks and challenges facing Concert as a result of its declining cash position and other risks, challenges and strategic opportunities facing Concert, taking into consideration the outlook for the submission of its NDA and the commercialization of deuruxolitinib, its near-term cash requirements and declining cash balance, and the low likelihood that third parties would be interested in providing equity financing to Concert at attractive valuations that would not be significantly dilutive to existing Concert stockholders.

The Concert Board then discussed process considerations to attempt to maximize the value that Sun Pharma would offer to pay to Concert’s stockholders in a potential acquisition of Concert. In discussing the potential responses to Sun Pharma regarding the November 23 Proposal, the meeting participants also discussed that if Sun Pharma did not agree to acquire Concert at an attractive valuation on an expedited basis, due to Concert’s declining cash position, Concert would be in a disadvantageous position given the risks and challenges discussed by the Concert Board at this meeting and previous meetings.

Following discussion, the Concert Board authorized the Transaction Committee and Concert’s advisors to continue discussions with parties interested in a potential strategic transaction involving deuruxolitinib, including a potential acquisition of Concert. The Concert Board also authorized the Transaction Committee to formulate a counteroffer to provide Sun Pharma and obtain assurance regarding expediency to execution of a merger agreement if a transaction were to be agreed to by the parties. The Concert Board also discussed whether any other pharmaceutical and biotechnology companies might have interest in a potential acquisition of Concert, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on Concert’s business of such leaks. The Concert Board authorized the Transaction Committee to determine whether to contact any other pharmaceutical and biotechnology companies regarding interest in a potential acquisition of Concert as part of their consideration of a potential acquisition of Concert by Sun Pharma.

At the meeting, representatives of Goodwin reviewed with the meeting participants that directors and management should not have any discussions with Sun Pharma or any other potential acquirer regarding potential future roles, compensation or retention arrangements for Concert employees in connection with the proposed transaction until negotiation of all material terms of a transaction were complete. Representatives of Goodwin also discussed with the Concert Board customary relationship disclosures made by MTS with respect to Sun Pharma, Party A and Party B. Following review of this information, the Concert Board determined, with input from Goodwin, that the disclosed information would not impact MTS’s ability to act effectively as financial advisor to Concert.

On December 9, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. The Transaction Committee continued the discussions regarding the strategic process from the Concert Board meeting the previous day. The Transaction Committee also considered that Sun Pharma declined to provide a revised proposal and instead insisted that Concert provide a counteroffer to Sun Pharma. The Transaction Committee discussed strategy with respect to further negotiations with Sun Pharma that would be most likely to maximize value for Concert and its stockholders, including an increase to the upfront price, an increase in the amount of the CVR, and adjustments to the CVR milestones to increase the likelihood such milestones would be achieved by the surviving entity. Following discussion, and in consideration of the preliminary financial analyses reviewed by MTS at this meeting and the Concert Board meeting the previous day, the Transaction Committee directed MTS to continue to negotiate with representatives of Sun Pharma and to make a counteroffer to Sun Pharma of $8.00 per Share upfront plus a CVR of $1.00 per Share payable in cash if net sales of deuruxolitinib exceed $100 million in any four consecutive quarters ending December 31, 2026, plus an additional $2.50 per Share if net sales of deuruxolitinib exceed $500 million in any four consecutive quarters ending December 31, 2029, subject to Sun Pharma agreeing to work expeditiously to execute a merger agreement by January 6, 2023. In doing so, the Transaction Committee discussed the potential payout scenarios for the proposed CVR with representatives of MTS on a risk-adjusted basis (taking into account management’s estimate of the probability of success) and the time value of money. Representatives of Goodwin reviewed with the Transaction Committee key terms to be included in a merger agreement and a CVR agreement in the event a transaction with Sun Pharma were to proceed.

The Transaction Committee also discussed whether to contact additional pharmaceutical companies regarding potential interest in an acquisition of Concert. The Transaction Committee reviewed the considerations previously discussed by the Concert Board and considered prior discussions between MTS and other potential counterparties discussed above, including Party A, Party B, Party C and Party D, and the outcome of these discussions. The Transaction Committee also considered the limited number of companies with interest in alopecia areata generally with the financial capability to commercialize deuruxolitinib and consummate a transaction of this size, and the ability to move quickly and efficiently in a process. After discussion, the Transaction Committee determined that outreach should include those parties other than Sun Pharma that would be most likely to have interest in Concert, be able to move decisively and have the ability to consummate a transaction of this size and nature, which the Transaction Committee, with input from the representatives of MTS, identified to be Party A, Party B and Party D.

Later on December 9, 2022, as authorized by the Transaction Committee, representatives of MTS communicated the Transaction Committee’s counterproposal to representatives of Moelis and emphasized Concert’s aim to announce a transaction by January 6, 2023 and that the counteroffer was contingent on Sun Pharma completing its due diligence review by this date.

Also on December 9, 2022, as authorized by the Transaction Committee, representatives of MTS had a discussions with Party B to ascertain their interest in submitting a proposal for the potential acquisition of Concert on an expedited basis. Party B indicated that it was not interested in a potential acquisition of Concert, but that it might be interested in a wider licensing proposal and could submit such a proposal by the end of the month. Also on the same day, representatives of MTS, as authorized by the Transaction Committee, contacted Party D to ascertain their interest in submitting a proposal for the potential acquisition of Concert on an expedited basis, but Party D was unresponsive to this outreach. At this time, Party A had not responded with its aforementioned list of discussions topics regarding its potential proposal for an all-stock business combination or another strategic transaction involving the acquisition of Concert.

Also on December 9, 2022, MTS, on behalf of Concert, provided a new form of confidentiality agreement to Moelis, on behalf of Sun Pharma, to be entered into in connection with the potential acquisition of Concert, which was negotiated over the next few days.

On December 13, 2022, representatives of Moelis informed representatives of MTS that Sun Pharma would accept Concert’s counterproposal on upfront price and the CVR, but that Sun Pharma was not willing to go beyond this improved offer, and that in exchange for Sun Pharma’s commitment to increase its offer, Sun Pharma would require exclusivity and an elongated target date of January 16, 2023 to execute a merger agreement. Representatives of MTS indicated that they would inform the Concert Board of Sun Pharma’s response.

Also on December 13, 2022, following negotiation between the parties, Concert and Sun Pharma entered into the aforementioned confidentiality agreement, which included customary non-disclosure provisions and a standstill provision that prohibited Sun Pharma, for 12 months from the date of the confidentiality agreement, from offering to acquire or acquiring Concert, and from taking certain other actions, including soliciting proxies, without the prior written consent of Concert, subject to certain customary fall-away provisions to the standstill in the event of the entry, commencement or public announcement of certain change of control transactions involving Concert and any third party. Following the execution of the confidentiality agreement through the execution of the Merger Agreement, representatives of Sun Pharma and its advisors participated in numerous calls and meetings with management of Concert and its advisors as part of Sun Pharma’s due diligence review. See above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Confidentiality Agreement.”

On December 14, 2022, representatives of Moelis, on behalf of representatives of Sun Pharma submitted a letter to representatives of MTS containing a non-binding proposal to acquire all of the outstanding common stock of Concert at $8.00 per Share, plus a CVR of $1.00 per Share payable in cash if net sales of deuruxolitinib exceed $100 million in any calendar year by December 31, 2026, plus an additional CVR of $2.50 per Share payable in cash if net sales of deuruxolitinib exceed $500 million in any calendar year by December 31, 2029 (the “December 14 Proposal”). The December 14 Proposal also stated that Sun Pharma required an exclusivity period through January 15, 2023 within which to complete its due diligence and that Sun Pharma expected it would be in a position to announce a transaction with Concert at the end of the exclusivity period. The material terms of the December 14 Proposal were otherwise substantially the same as those of the November 23 Proposal.

Also on December 14, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. At this meeting, representatives of MTS provided an update on their recent conversations with representatives of Sun Pharma, the status of the due diligence process and receipt of the December 14 Proposal. Representatives of MTS then reviewed certain preliminary financial analyses related to the December 14 Proposal. Representatives of MTS also reported on the lack of interest and responsiveness of each of Party A, Party B, Party C and Party D in submitting a proposal for a potential strategic transaction with Concert. The Transaction Committee considered that under the December 14 Proposal, in addition to the upfront cash amount, Concert stockholders would receive a CVR, which would provide the stockholders opportunities to realize additional value through additional cash payments to the extent that the milestones are achieved within the time periods described therein, which, according to the Base Case Forecasts, were achievable. See the heading titled “—Certain Financial Projections” for further information regarding the “Base Case Forecasts.” After discussion, the Transaction Committee considered that in its view it had obtained Sun Pharma’s best and final offer, and the Transaction Committee agreed that it was in the best interests of Concert and its stockholders to proceed with Sun Pharma’s December 14 Proposal. The Transaction Committee authorized MTS to inform Sun Pharma of the Transaction Committee’s decision to move forward towards a potential transaction. The Transaction Committee also discussed Sun Pharma’s request for an exclusive negotiating period and the fact that the four other pharmaceutical companies (Party A, Party B, Party C and Party D) that the Transaction Committee considered reasonably likely to have a potential interest in acquiring Concert at the value initially proposed by Sun Pharma had declined to submit a proposal regarding a potential acquisition of Concert. After discussion, the Transaction Committee determined that it was in the best interests of Concert and its stockholders to enter into a limited exclusivity period with Sun Pharma in order to expeditiously work towards execution of a merger agreement on the terms of the December 14 Proposal. The participants at the meeting also discussed expected process and timing considerations to attempt to execute a merger agreement with Sun Pharma based on the December 14 Proposal as expeditiously as possible. After discussion, the Transaction Committee authorized senior management and its advisors to continue to negotiate with representatives of Sun Pharma on the basis of the December 14 Proposal and to enter into an initial exclusivity period with Sun Pharma through January 16, 2023.

On December 16, 2022, following negotiation between the parties, Concert and Sun Pharma entered into a letter agreement providing for exclusive negotiations between the parties until the first to occur of (1) 11:59 pm

(Eastern Standard Time) on January 16, 2023, (2) the time at which Sun Pharma informs Concert that it will not proceed with a transaction unless Concert agrees to reduce the upfront cash consideration below $8.00 per share and/or reduce the cash CVR below $3.50 per share, unless otherwise agreed (3) the execution of a definitive merger agreement between the parties with respect to a transaction and (4) the termination of negotiations between the parties with respect to a transaction. See above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Exclusivity Agreement.”

Also on December 16, 2022, representatives of MTS informed each of Party A and Party B that Concert had entered into exclusivity with a third party and that Concert was therefore terminating discussions regarding a potential transaction with Concert.

Also on December 16, 2022, MTS, on behalf of Concert, provided Moelis, on behalf of Sun Pharma, with an initial draft of the Merger Agreement prepared by Goodwin. The transaction under the draft Merger Agreement was structured as a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL.

On December 18, 2022, Goodwin provided Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to Sun Pharma in connection with the proposed transaction, with an initial draft of the CVR Agreement.

On December 19, 2022, the Board held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. At this meeting, representatives of MTS provided an update on the continuing discussions with Sun Pharma, the status of Sun Pharma’s due diligence review and timing considerations.

On December 21, 2022, representatives of Concert management and MTS met virtually with representatives of Sun Pharma management and Moelis to discuss outstanding due diligence items. In addition to its review of the virtual data room, from December 19, 2022 through the execution of the Merger Agreement, representatives of Sun Pharma and its advisors conducted a due diligence review and participated in numerous calls and meetings with senior management of Concert and its advisors as part of such due diligence review.

On December 28, 2022, Davis Polk provided a revised draft of the Merger Agreement to Goodwin.

From December 29, 2022 through January 18, 2023, representatives of Goodwin, with input from the Concert Board (including through the Transaction Committee and Compensation Committee of the Concert Board (the “Compensation Committee”)) and senior management, and Sun Pharma’s representatives and representatives of Davis Polk exchanged drafts and participated in discussions regarding the terms of the Merger Agreement, the CVR Agreement and related documents. The items negotiated with respect to the Merger Agreement, the CVR Agreement and related documents included, among other things, (1) the representations and warranties to be made by the parties, (2) the provisions relating to regulatory approval matters, (3) the restrictions on the conduct of Concert’s business until completion of the transaction, (4) exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (5) the ability of Concert under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (6) the conditions to completion of the Offer and the Merger, (7) certain matters regarding Concert employees discussed below, (9) the remedies available to each party under the Merger Agreement, including the triggers for the termination fee payable to Sun Pharma, (10) the amount of such termination fee (which the parties ultimately agreed in the Merger Agreement to be 3.5% of the upfront equity value of the transaction), and (11) the terms of the CVR Agreement.

On January 3, 2023, the Compensation Committee and Transaction Committee held a joint meeting at which members of senior management and representatives of Goodwin were present. At this meeting, the participants discussed potential proposals for retention, a change-in-control severance program, as well as a proposed retention and recognition bonus pool, for Concert employees in the event that the transaction were to proceed.

On January 6, 2023, Davis Polk provided a revised draft of the CVR Agreement to Goodwin.

Also on January 6, 2023, representatives of Moelis discussed Sun Pharma’s continued due diligence, particularly with respect to intellectual property matters, with representatives of MTS.

On January 10, 2023, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. Representatives of MTS and Goodwin provided an update on the negotiation of the Merger Agreement and the CVR Agreement and outstanding due diligence items. The Transaction Committee provided feedback and direction to senior management and Concert’s advisors on these matters.

Also on January 10, 2023, representatives of MTS and Moelis, and senior management members of Sun Pharma and Concert discussed outstanding due diligence items related to intellectual property matters.

On January 13, 2023, the Compensation Committee and Transaction Committee held a joint meeting at which members of senior management and representatives of Goodwin were present. At this meeting, the directors discussed potential proposals for retention and a change-in-control severance program, as well as a proposed retention and recognition bonus pool, for Concert employees in the event that the transaction were to proceed. Following the meeting, Concert made its first communication to Sun Pharma, through representatives of Goodwin and Davis Polk, regarding the employee retention and severance proposals as discussed at the meeting, and as authorized by the Compensation Committee and Transaction Committee.

On January 15, 2023, representatives of Moelis communicated to representatives of MTS that Sun Pharma was willing to proceed on the currently proposed terms, but would like to extend the exclusivity period through January 18, 2023.

On January 15, 2023, Davis Polk provided Goodwin with a draft letter agreement proposing to extend the exclusivity period until January 23, 2023.

On January 16, 2023, the Transaction Committee held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present. Representatives of Goodwin provided an update on the negotiation of the Merger Agreement and the CVR Agreement. The Transaction Committee provided feedback and direction to senior management and Concert’s advisors on these matters. In addition, the Transaction Committee approved an extension of the exclusivity period through January 18, 2023.

On January 17, 2023, following negotiation between the parties, Concert and Sun Pharma executed a letter agreement extending the exclusivity period through January 18, 2023, as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Exclusivity Agreement.”

Also on January 17, 2023, members of Concert senior management had their first discussion with members of Sun Pharma management regarding the proposals for retention and a change-in-control severance program for Concert employees as authorized by the Compensation Committee and Transaction Committee. Representatives of Moelis and MTS were also in attendance during these discussions. As a result of further discussion between the parties, with the involvement of Wilfred Jaeger (Chair of the Compensation Committee), on January 18, 2023, Sun Pharma and Concert agreed on a change-in-control severance program for non-executive Concert employees and a recognition and retention pool of $250,000 for certain Concert employees in connection with the proposed transaction.

On January 18, 2023, representatives of Goodwin and Davis Polk finalized the open items in the Merger Agreement, the corresponding disclosure schedules and the CVR Agreement. Representatives of Sun Pharma also communicated to representatives of Concert that Sun Pharma had completed its due diligence review and that the Board of Directors of Sun Pharma had authorized Sun Pharma to enter into the Merger Agreement.

On the evening of January 18, 2023, the Concert Board held a meeting at which members of senior management and representatives of MTS, Chestnut and Goodwin were present, to consider approval of the proposed transaction with Sun Pharma. Representatives of Goodwin reviewed the fiduciary duties of the Concert Board in this context and the terms of the final proposed transaction documentation with Sun Pharma, including the Merger Agreement and the CVR Agreement. Representatives of Goodwin also discussed the agreement with Sun Pharma regarding a change-in-control severance policy for non-executive Concert employees following the closing and a recognition and retention bonus pool of $250,000, including the potential for arrangements for executive officers described in the section under the caption “— Arrangements Between Concert and its Executive Officers, Directors and Affiliates.” The meeting participants noted that these matters were discussed and agreed upon with Sun Pharma only after negotiation of all material economic terms of the transaction were completed, and with the oversight of the Compensation Committee. After discussion, the members of the Compensation Committee approved these matters. Also at the meeting, representatives of MTS reviewed with the Concert Board MTS’s financial analyses of the Offer Price, and rendered to the Concert Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 18, 2023, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of MTS’s opinion, please see below under the caption “— Opinion of Concert’s Financial Advisor.” After discussion, the Transaction Committee unanimously recommended that the Concert Board approve Concert’s entry into the Merger Agreement for the transaction with Sun Pharma on the terms presented at this meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger, the CVR Agreement and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation”), the Concert Board unanimously adopted resolutions (1) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were in the best interests of Concert and its stockholders, (3) agreeing that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (4) resolving to recommend that Concert stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Early in the morning of January 19, 2023, Concert, Sun Pharma and Purchaser executed the Merger Agreement.

Before the opening of trading of the stock markets on January 19, 2023, Concert and Sun Pharma issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the Shares at the Offer Price.

On February 2, 2023, Purchaser commenced the Offer and Concert filed this Schedule 14D-9.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Concert Board consulted with Concert’s senior management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Concert and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Concert Board reviewed, evaluated, and considered a significant amount of information and numerous reasons and benefits of the Offer and the Merger, each of which the Concert Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Concert Board recommends that Concert’s stockholders tender their Shares in response to the Offer:

Offer Price. The Concert Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Shares, as compared to the upfront Offer Price, including the fact that the upfront Offer Price of $8.00 per Share represents:

•	a 16% premium to the closing price of $6.90 on January 18, 2023;

•	a 33% premium to the trailing volume-weighted average price of $6.02 for the 30-trading day period ended on January 18, 2023; and

•	a 43% premium to the trailing volume-weighted average price of $5.59 for the 60-trading day period ended on January 18, 2023; and

•

that in its view it had obtained Sun Pharma’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price and Merger Consideration represented the highest per-Share consideration reasonably obtainable.

Concert’s Operating and Financial Condition and Prospects. The Concert Board considered Concert’s operating and financial performance and its prospects, including certain prospective forecasts for Concert prepared by Concert’s senior management, which reflect an application of various assumptions of senior management. The Concert Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “— Certain Financial Projections,” and that, as a result, Concert’s actual financial results in future periods could differ materially from senior management’s forecasts. The Concert Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of Concert executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating to the macro-economic, industry and market conditions negatively impacting valuations of late-stage clinical biopharmaceutical companies such as Concert, the need for meaningful capital investment to fund Concert’s continued operations, the IP litigation matters, the uncertainty in obtaining marketing approval for deuruxolitinib, the need to successfully commercialize and gain market acceptance of deuruxolitinib, the need to build a sales and marketing infrastructure, the lack of a presence in territories outside of the United States (“ex-US”) and therefore the risks and costs associated with partnerships to assist in the global development and commercialization of deuruxolitinib ex-US, the development by other companies of competitive products, the dependence on the success of a single lead product candidate, and the dependence on key personnel and compliance with government regulations. The Concert Board also considered the risks and challenges facing Concert as a result of its current cash position and that, as a standalone company, Concert would need to seek substantial additional funding through future equity, royalty and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could have a highly dilutive effect on Concert’s existing stockholders, could require Concert to enter into restrictive covenants, might only be available on unfavorable terms or might not be available at all. The Concert Board weighed the certainty of realizing a substantial value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Concert and its business as a late-stage biopharmaceutical company (including the risk factors set forth in Concert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and subsequent quarterly reports on Form 10-Q).

Potential Strategic Alternatives. The Concert Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s stand-alone plan. The Concert Board considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally. The Concert Board also considered the fact that deuruxolitinib had not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for Concert’s current product candidates and development programs.

Product Commercialization and Development Risks; Existing Resources. The Concert Board considered the status and prospects for Concert’s current pipeline, including the fact that Concert is heavily dependent on the success of deuruxolitinib, its lead product candidate, and its regulatory approval. The Concert Board considered the risk that deuruxolitinib will not be approved or, if approved, successfully commercialized for any indications. The Concert Board considered the fact that Concert will require significant additional capital in order to complete the remaining clinical development for deuruxolitinib, expand development to additional indications to maximize the value of the deuruxolitinib program and commercialize deuruxolitinib, as well as fund its other ongoing operations. The Concert Board also considered that, while Concert may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Concert’s existing stockholders, might only be available on unfavorable terms, or might not be available at all. The Concert Board also considered that, based on Concert’s business plan and its cash position, Concert had concluded that it would need to raise significant amounts of additional capital to complete its ongoing clinical trials, obtain marketing approval for and commercialize deuruxolitinib, and otherwise execute on its business plan. In addition, the Concert Board considered the significant challenges and costs associated with successfully scaling commercial operations globally, including the ability to obtain and maintain intellectual property protection for deuruxolitinib, and the expected increase in competition over time to deuruxolitinib.

Negotiation Process. The Concert Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by Concert with the knowledge and at the direction of the Concert Board and with the assistance of its financial and legal advisors. The Concert Board also considered the enhancements that Concert and its advisors were able to obtain as a result of robust arm’s-length negotiations with Sun Pharma, including the increase in the valuation offered by Sun Pharma from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Concert Board considered the process conducted by Concert, with the assistance of representatives of MTS, to identify potential buyers taking into account the expected interest of parties in deuruxolitinib generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process, the outcome of those discussions, and the fact that none of these parties, other than Sun Pharma, had expressed interest in a strategic transaction such as the Offer and the Merger.

Opinion of Financial Advisor. The Concert Board considered the opinion of MTS Securities, LLC (“MTS Securities”) rendered to the Concert Board on January 18, 2023, which was subsequently confirmed by delivery of a written opinion dated January 18, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by MTS Securities in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Concert’s Financial Advisor.” The full text of the written opinion, dated January 18, 2023, of MTS has been included as Annex I to this Schedule 14D-9 and are incorporated herein by reference.

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Concert Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of Concert under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Concert Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a Superior Proposal, (4) Concert’s right to terminate the Merger Agreement under certain circumstances in order to accept a Superior Proposal and enter into an agreement with respect to such Superior Proposal, (5) the respective termination rights of Concert and Sun Pharma, and (6) the $20,000,000 termination fee payable by Concert under certain circumstances, which the Concert Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Concert Board entered into an agreement for a Superior Proposal.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Concert Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Sun Pharma to obtain the required regulatory approvals in the Merger Agreement. The Concert Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Concert Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Concert Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which Concert’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Concert Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Concert Board considered the termination date under the Merger Agreement on which either Sun Pharma or Concert, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Concert would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The Concert Board also considered that the termination date automatically extends by up to three months in certain circumstances involving the non-satisfaction of conditions relating to antitrust laws.

Appraisal Rights. The Concert Board considered the availability of statutory appraisal rights to Concert’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Sun Pharma. The Concert Board considered the business reputation and capabilities of Sun Pharma and its management and the substantial financial resources of Sun Pharma and, by extension, Purchaser, which the Concert Board believed supported the conclusion that a transaction with Sun Pharma and Purchaser could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Concert Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in Concert, while avoiding Concert’s regulatory, commercialization and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares. In addition, the Concert Board considered that in addition to the upfront cash amount, the holders of Shares will receive one CVR per Share, which provides the holders of Shares with opportunities to realize additional value through additional cash payments to the extent that the Milestones are achieved within the time periods described therein, which, according to the Base Case Forecasts, were achievable, in particular, given the Concert Board’s negotiation regarding the scope and timeframe for achieving the Milestones and the Concert Board’s belief that the Milestones are reasonably achievable, taking into account the fact that while Sun Pharma has the right, in its sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of deuruxolitinib in all respects, Sun Pharma must use “Diligent Efforts” (as described in the CVR Agreement) to achieve the Milestones and the extensive experience and resources of Sun Pharma in biopharmaceutical product development and commercialization, particularly as such commercial experience and resources relate to the potential achievement of the Milestones.

Terms of the CVR Agreement. The Concert Board considered the terms of the CVR Agreement, taken as a whole, including the terms and scope of the Milestones, the right of Sun Pharma, in its sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of deuruxolitinib in all respects, subject to the requirement that Sun Pharma use “Diligent Efforts” in the achievement of the Milestones and the various other protections of Concert stockholders therein.

In the course of its deliberations, the Concert Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•

the fact that Concert’s stockholders will not be entitled to participate in any potential future benefit from Concert’s execution of management’s stand-alone strategic business plan, except to the extent Milestone Payments are made pursuant to the CVR Agreement;

•

the fact that, despite the Base Case Forecasts that each of the Milestones is achievable in the timeframe negotiated with Sun Pharma, the Milestones may nevertheless not be achieved at all or during the period required by the CVR Agreement for the holders of Shares to receive the payments due with respect to each Milestone pursuant to the CVRs;

•

the effect of the public announcement of the Merger Agreement, including effects on Concert’s pre-commercialization activities, Concert’s relationship with its partners and other business relationships, and Concert’s ability to attract and retain key management and personnel;

•

the fact that the Merger Agreement precludes Concert from actively soliciting alternative takeover proposals and requires payment by Concert of a $20,000,000 termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by Concert to accept a Superior Proposal;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Concert’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Concert will have incurred significant transaction costs, and Concert’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of Concert’s business prior to completion of the Offer, which could delay or prevent Concert from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the fact that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Concert’s management will be required, potentially resulting in disruptions to the operation of Concert’s business;

•

the interests that certain directors and executive officers of Concert may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of Concert or the interests of Concert’s other stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Concert and its Executive Officers, Directors and Affiliates”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Concert Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Concert Board. In view of the wide variety of reasons and factors considered, the Concert Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Concert Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Concert Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Concert Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Concert Board believed were appropriate to consider, the Concert Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that Concert’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

To Concert’s knowledge, after making reasonable inquiry, all of Concert’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all of their shares of Company Common Stock held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Concert does not yet have any marketed products and does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, as described in “—Background of the Offer and the Merger,” in connection with its strategic planning process and at the direction of the Concert Board in connection with its evaluation of the proposed transaction with Sun Pharma, Concert’s senior management prepared six sets of long-range projections of revenue and costs for fiscal years 2023 through 2045 based on its view of the prospects for Concert on a stand-alone basis with respect to Concert’s programs for deuruxolitinib: base case forecasts summarized below under the heading “Base Case Forecasts” (the “Base Case Forecasts”); upside case forecasts summarized below under the heading “Upside Case Forecasts” (the “Upside Case Forecasts”); downside case forecasts summarized below under the heading “Downside Case Forecasts” (the “Downside Case Forecasts”); risk-adjusted base case forecasts summarized below under the heading “Risk-Adjusted Base Case Forecasts” (the “Risk-Adjusted Base Case Forecasts”); risk-adjusted upside case forecasts summarized below under the heading “Risk-Adjusted Upside Case Forecasts” (the “Risk-Adjusted Upside Case Forecasts”); risk-adjusted downside case forecasts summarized below under the heading “Risk-Adjusted Downside Case Forecasts” (the “Risk-Adjusted Downside Case Forecasts,” and together with the Base Case Forecasts, the Upside Case Forecasts, the Downside Case Forecasts, the Risk-Adjusted Base Case Forecasts, and the Risk-Adjusted Upside Case Forecasts, the “Forecasts”). The Forecasts reflect a non-risk adjusted outlook and risk-adjusted outlook, as applicable, and were based on certain internal assumptions about the probability of technical success and regulatory approval, epidemiology, timing of commercial launch, sales ramp, market size, market share, pricing, expected cash burn rate, competition, partnering and licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, ability to raise future capital, including an equity financing of about $114 million in the near term and the impact of future capital raises on current stockholders, and other relevant factors relating to Concert and deuruxolitinib. The Forecasts were developed solely using the information available to Concert management at the time they were created.

The Forecasts were provided to and considered by the Transaction Committee and the Concert Board in connection with their respective evaluations of the Transactions in comparison to Concert’s other strategic alternatives. The Forecasts also were provided to MTS Health Partners, and the Concert Board directed MTS Health Partners to use the Forecasts in its financial analyses and opinion (as summarized above under “— Opinion of Concert’s Financial Advisor”), and the Forecasts were the only financial projections with respect to Concert used and relied upon by MTS Health Partners in rendering its opinion. The Forecasts were not provided to Sun Pharma.

The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Concert Board to evaluate strategic transactions considered by the Concert Board, including the transactions contemplated by the Offer and the Merger Agreement and to MTS Health Partners for MTS Health Partners’ financial analyses and opinion. The Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Each of the Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, including as a result of Concert not currently having any marketed products, and many of which are beyond Concert’s control. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Concert’s business and its results of operations. Each of the Forecasts was prepared by Concert’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Concert’s control. As a result, there can be no assurance that any of the Forecasts accurately reflect future trends or accurately estimate the future market for deuruxolitinib. Each of the Forecasts were developed solely using the information available to Concert’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in any of the Forecasts not being achieved include, but are not limited to: (1) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (2) regulatory approvals and related timelines; (3) the market acceptance of Concert’s potential products; (4) Concert’s development of potential products and product candidates for different indications; (5) the availability of third-party reimbursement; (6) the impact of competitive products and pricing; (7) the effect of regulatory actions; (8) the availability of partnering arrangements on favorable terms or at all; (9) the effect of global economic conditions; (10) conditions in the financing markets and access to sufficient capital; (11) changes in applicable laws, rules and regulations; (12) accuracy of certain accounting assumptions; (13) changes in actual or projected cash flows; and (14) other risk factors described in Concert’s annual report on Form 10-K for the fiscal year ended December 31, 2021, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by Concert’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of Concert’s product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that Concert will obtain the regulatory approvals necessary for the commercialization of deuruxolitinib, or that Concert’s competitors will not commercialize products that are safer, more effective or more successfully marketed and sold than any product that Concert may market or commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on Concert’s product candidates.

The Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Concert’s independent registered public accounting firm nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or expressed any opinion or any form of assurance related thereto.

The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Concert, Sun Pharma, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts necessarily predictive of actual future events, and none of the Forecasts should be relied upon as such or construed as financial guidance. None of Concert, Sun Pharma, Purchaser or any of their respective affiliates assumes any responsibility for the accuracy of this information. None of Concert, Sun Pharma, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from any of the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing after the date any of the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Concert, Sun Pharma, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Concert stockholders or Sun Pharma shareholders regarding the ultimate performance of Concert compared to the information contained in any of the Forecasts, the likelihood that the Forecasts and will be achieved consistent with any of the Forecasts or at all, the results of Concert’s clinical trials, the potential timing and approval of commercial launch of any of Concert’s future products, the effectiveness or marketability of deuruxolitinib, or the overall future performance of Concert. The Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown. None of Concert, Sun Pharma, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from any of the Forecasts.

The Forecasts were reasonably prepared by Concert management on bases reflecting the best currently available estimates and judgments of Concert management as to the matters covered thereby. The Forecasts were prepared assuming Concert’s continued operation as a stand-alone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to Concert’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. Concert senior management believed the assumptions used in the preparation of these Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of achieving sales for deuruxolitinib, market size, market share, the effect of regulatory actions, the decisions of third-party partners, the likelihood of receiving milestones and royalties from out-licensed assets, the success of clinical testing, the effect of global economic conditions, the availability of third-party reimbursement, increases in regulatory oversight, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Concert’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in each of the Forecasts.

Certain of the measures included in the Forecasts, including unlevered free cash flow in the Forecasts, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The summary of the Forecasts below is included solely to give Concert’s stockholders access to the information that was made available to the Concert Board and MTS Health Partners, and is not included in this Schedule 14D-9 in order to influence any Concert stockholder to make any investment decision with respect to Offer and the Merger or as to whether or not such holder should tender shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by MTS Health Partners for purposes of its financial analysis as described above in the section titled “—Opinion of Concert’s Financial Advisor” or by the Concert Board in connection with its consideration of the Offer and the Merger. Accordingly, Concert has not provided a reconciliation of any financial measures included in any of the Forecasts.

Concert undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Concert, or, to the knowledge of Concert, Sun Pharma or Purchaser, intends to make publicly available any update or other revisions to any of the Forecasts, except as otherwise required by law.

Base Case Forecasts

Set forth below is a summary of the Base Case Forecasts, which are selected projected financial information for Concert for fiscal years 2023 through 2045 based on information as prepared by Concert management in connection with Concert’s evaluation of the Merger. The Base Case Forecasts were not risk-adjusted and included the following key assumptions in the peak year of revenue as to which there can be no assurance: (1) 0.21% total prevalence of Alopecia Areata (“AA”); (2) 55% of AA cases being moderate to severe; (3) 85% drug treatment rate; (4) 90% drug eligibility rate; (5) 73% covered by a health plan; (6) 81% likelihood of patients receiving and accepting a Janus kinase (“JAK”) inhibitor prescription; (7) 25% peak share of the AA market; (8) 56% adherence rate; (9) $44,971 net price per year; (10) a corporate tax rate of 27.3% per year; and (11) an estimated net operating loss balance of $321.6 million (federal) and $260.6 million (state) as of September 30, 2022. In addition to the Base Case Forecasts, in connection with the Concert Board’s review of strategic alternatives, Concert’s management prepared financial projections under two additional business scenarios, the Upside Case Forecasts and the Downside Case Forecasts, which are described below. The Base Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$5	$18	$58	$202	$388	$517	$734	$800	$878	$1,013	$1,096	$1,166
R&D Expense	($86)	($66)	($66)	($61)	($60)	($42)	($44)	($45)	($47)	($49)	($50)	($52)
Sales & Marketing Expense	(35)	(61)	(74)	(77)	(83)	(95)	(116)	(118)	(139)	(163)	(182)	(197)
G&A Expense	(21)	(35)	(40)	(45)	(50)	(59)	(72)	(74)	(87)	(102)	(114)	(123)
Net Income	($148)	($156)	($137)	($5)	$141	$246	$409	$401	$398	$464	$502	$540

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$1,196	$1,196	$1,194	$1,070	$901	$710	$467	$346	$252	$147	$31
R&D Expense		($54)	($56)	($59)	($58)	($45)	($36)	($9)	—	—	—	—
Sales & Marketing Expense		(209)	(220)	(233)	(214)	(180)	(142)	(93)	(69)	(50)	(29)	(6)
G&A Expense		(130)	(138)	(146)	(134)	(113)	(89)	(58)	(43)	(31)	(18)	(5)
Net Income		$553	$545	$534	$487	$440	$381	$312	$277	$246	$209	$166

Upside Case Forecasts

Set forth below is a summary of the Upside Case Forecasts, which were not risk-adjusted. The Upside Case Forecasts reflect the above Base Case Forecasts with the following four key assumption modifications in the peak year of revenue, as to which there can be no assurance: (1) 0.23% total prevalence of AA; (2) 60% of AA cases being moderate to severe; (3) 86% likelihood of patients receiving and accepting a JAK prescription; and (4) 30% peak share of the AA market. The Upside Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$5	$20	$83	$285	$578	$763	$1,030	$1,090	$1,196	$1,363	$1,473	$1,568
R&D Expense	(86)	(66)	(66)	(61)	(60)	(42)	(45)	(46)	(51)	(58)	(64)	(69)
Sales & Marketing Expense	(35)	(61)	(74)	(77)	(111)	(144)	(175)	(176)	(203)	(233)	(258)	(277)
G&A Expense	(21)	(35)	(40)	(45)	(69)	(90)	(109)	(110)	(127)	(146)	(161)	(173)
Net Income	($148)	($155)	($114)	$66	$253	$377	$488	$492	$534	$612	$662	$710

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$1,622	$1,646	$1,671	$1,542	$1,351	$1,137	$845	$497	$336	$244	$143
R&D Expense		(73)	(78)	(82)	(77)	(68)	(57)	(15)	—	—	—	—
Sales & Marketing Expense		(294)	(311)	(328)	(308)	(270)	(227)	(169)	(99)	(67)	(49)	(29)
G&A Expense		(184)	(194)	(205)	(193)	(169)	(142)	(106)	(62)	(42)	(31)	(18)
Net Income		$736	$740	$743	$702	$649	$587	$513	$397	$342	$313	$279

Downside Case Forecasts

Set forth below is a summary of the Downside Case Forecasts, which were not risk-adjusted. The Downside Case Forecasts reflect the above Base Case Forecasts with the following three key assumption modifications in the peak year of revenue, as to which there can be no assurance: (1) 50% of AA cases being moderate to severe; (2) 76% likelihood of patients receiving and accepting a JAK prescription; and (3) $38,842 net price per year. The Downside Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$5	$17	$47	$164	$301	$398	$592	$649	$705	$815	$877	$931
R&D Expense	(86)	(66)	(66)	(61)	(60)	(41)	(43)	(45)	(46)	(48)	(50)	(51)
Sales & Marketing Expense	(35)	(61)	(64)	(67)	(71)	(77)	(87)	(89)	(104)	(124)	(139)	(150)
G&A Expense	(21)	(35)	(40)	(45)	(42)	(45)	(55)	(55)	(65)	(77)	(87)	(94)
Net Income	($148)	($157)	($137)	($30)	$84	$176	$328	$383	$323	$373	$401	$429

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$947	$933	$917	$795	$635	$455	$346	$267	$172	$67	$10
R&D Expense		(53)	(54)	(56)	(57)	(32)	(23)	(6)	—	—	—	—
Sales & Marketing Expense		(159)	(168)	(177)	(159)	(127)	(91)	(69)	(53)	(34)	(13)	(2)
G&A Expense		(99)	(105)	(111)	(99)	(79)	(57)	(43)	(33)	(22)	(8)	(2)
Net Income		$434	$417	$398	$348	$312	$255	$231	$209	$177	$139	$118

Risk-Adjusted Base Case Forecasts

Set forth below is a summary of the Risk-Adjusted Base Case Forecasts, which were risk-adjusted to reflect Concert management’s assessment of the probability of approval for the deuruxolitinib adult program (94.1%) and the probability of approval for the deuruxolitinib pediatric program (61.4%) (the “Approval Probability Risk Adjustment”). The Risk-Adjusted Base Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$2	$6	$46	$152	$346	$450	$564	$579	$666	$781	$866	$932
R&D Expense	($86)	($64)	($64)	($56)	($56)	($39)	($40)	($42)	($43)	($45)	($46)	($48)
Sales & Marketing Expense	(35)	(58)	(69)	(73)	(77)	(88)	(107)	(108)	(127)	(150)	(167)	(180)
G&A Expense	(21)	(35)	(39)	(44)	(48)	(57)	(69)	(70)	(82)	(96)	(107)	(115)
Net Income	($150)	($163)	($141)	($42)	$114	$198	$266	$281	$288	$308	$347	$380

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$981	$1,023	$1,070	$982	$827	$652	$430	$318	$232	$136	$29
R&D Expense		($49)	($51)	($54)	($54)	($41)	($33)	($8)	—	—	—	—
Sales & Marketing Expense		(191)	(202)	(214)	(196)	(165)	(130)	(86)	(64)	(46)	(27)	(6)
G&A Expense		(122)	(129)	(136)	(125)	(106)	(84)	(56)	(41)	(29)	(17)	(4)
Net Income		$406	$427	$451	$425	$382	$328	$265	$233	$204	$170	$130

Risk-Adjusted Upside Case Forecasts

Set forth below is a summary of the Risk-Adjusted Upside Case Forecasts, which reflect the above Upside Case Forecasts as risk-adjusted to reflect Concert management’s assessment of the Approval Probability Risk Adjustment. The Risk-Adjusted Upside Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$2	$7	$69	$229	$524	$679	$837	$846	$959	$1,103	$1,214	$1,303
R&D Expense	($86)	($64)	($64)	($56)	($56)	($39)	($42)	($43)	($47)	($54)	($59)	($64)
Sales & Marketing Expense	(35)	(58)	(69)	(73)	(104)	(134)	(161)	(162)	(186)	(214)	(237)	(255)
G&A Expense	(21)	(35)	(39)	(44)	(66)	(86)	(103)	(103)	(118)	(136)	(150)	(162)
Net Income	($150)	($161)	($119)	$25	$219	$319	$403	$334	$381	$444	$494	$538

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$1,374	$1,438	$1,509	$1,416	$1,242	$1,046	$777	$458	$310	$226	$132
R&D Expense		($68)	($71)	($75)	($71)	($62)	($52)	($13)	—	—	—	—
Sales & Marketing Expense		(270)	(285)	(301)	(283)	(248)	(209)	(155)	(92)	(62)	(45)	(26)
G&A Expense		(171)	(181)	(191)	(180)	(158)	(134)	(99)	(58)	(39)	(28)	(17)
Net Income		$574	$607	$643	$624	$575	$517	$451	$344	$293	$266	$234

Risk-Adjusted Downside Case Forecasts

Set forth below is a summary of the Risk-Adjusted Downside Case Forecasts, which reflect the above Downside Case Forecasts as risk-adjusted to reflect Concert management’s assessment of the Approval Probability Risk Adjustment. The Risk-Adjusted Downside Case Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Revenue	$2	$4	$36	$116	$264	$340	$432	$440	$507	$599	$665	$716
R&D Expense	($86)	($64)	($64)	($56)	($56)	($39)	($40)	($42)	($43)	($44)	($46)	($47)
Sales & Marketing Expense	(35)	(58)	(60)	(63)	(67)	(71)	(80)	(82)	(95)	(113)	(127)	(137)
G&A Expense	(21)	(35)	(39)	(44)	(41)	(43)	(52)	(53)	(62)	(73)	(82)	(88)
Net Income	($150)	($164)	($141)	($66)	$60	$133	$192	$199	$234	$272	$253	$278

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Total Revenue		$752	$781	$814	$728	$582	$418	$318	$246	$158	$61	$9
R&D Expense		($49)	($50)	($52)	($53)	($29)	($21)	($5)	—	—	—	—
Sales & Marketing Expense		(146)	(154)	(162)	(146)	(116)	(84)	(64)	(49)	(32)	(12)	(2)
G&A Expense		(94)	(99)	(104)	(94)	(76)	(55)	(42)	(32)	(20)	(8)	(2)
Net Income		$296	$309	$325	$297	$264	$212	$190	$170	$140	$105	$86

In addition, at the direction of Concert management, MTS Health Partners calculated Concert’s future cash needs and utilized risk unadjusted unlevered free cash flows for the fourth quarter of fiscal year 2022 through the second quarter of fiscal year 2026 in its discounted cash flow analysis, which were calculated solely based on the Base Case Forecasts, the Upside Case Forecasts and the Downside Case Forecasts provided by Concert management and approved for MTS Health Partners’ use by the Concert Board. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Base Case Forecasts, the Upside Case Forecasts and the Downside Case Forecasts, as applicable, or other projected financial information provided by Concert management. For purposes of calculating the future cash needs, MTS Health Partners included the following key assumptions as to which there can be no assurance: (1) that the launch of deuruxolitinib would occur in the second quarter of fiscal year 2024; and (2) a $20 million minimum cash balance. The calculation of unlevered free cash flows does not take into account the effect of any additional financings.

Downside Case
(in millions)
	Q4’22	Q1’23	Q2’23	Q3’23	Q4’23	Q1’24	Q2’24	Q3’24
Beginning Cash		$115	$75	$37	$8	($22)	($54)	($94)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(41)	(37)	(29)	(31)	(32)	(40)	(37)
Ending Cash	$115	$75	$37	$8	($22)	($54)	($94)	($131)

		Q4’24	Q1’25	Q2’25	Q3’25	Q4’25	Q1’26	Q2’26
Beginning Cash		($131)	($167)	($202)	($234)	($259)	($289)	($317)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(36)	(35)	(31)	(25)	(29)	(29)	15
Ending Cash		($167)	($202)	($234)	($259)	($289)	($317)	($302)

Base Case
(in millions)
	Q4’22	Q1’23	Q2’23	Q3’23	Q4’23	Q1’24	Q2’24	Q3’24
Beginning Cash		$115	$75	$37	$8	($22)	($54)	($94)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(41)	(37)	(29)	(31)	(32)	(40)	(36)
Ending Cash	$115	$75	$37	$8	($22)	($54)	($94)	($131)

		Q4’24	Q1’25	Q2’25	Q3’25	Q4’25	Q1’26	Q2’26
Beginning Cash		($131)	($166)	($202)	($234)	($259)	($287)	($312)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(35)	(36)	(32)	(25)	(28)	(26)	20
Ending Cash		($166)	($202)	($234)	($259)	($287)	($312)	($292)

Upside Case
(in millions)
	Q4’22	Q1’23	Q2’23	Q3’23	Q4’23	Q1’24	Q2’24	Q3’24
Beginning Cash		$115	$75	$37	$8	($22)	($54)	($94)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(41)	(37)	(29)	(31)	(32)	(40)	(36)
Ending Cash	$115	$75	$37	$8	($22)	($54)	($94)	($130)

		Q4’24	Q1’25	Q2’25	Q3’25	Q4’25	Q1’26	Q2’26
Beginning Cash		($130)	($164)	($198)	($225)	($243)	($262)	($278)
Plus: Current Quarter Unlevered Free Cash Flow (non-POS Adj.)		(34)	(33)	(28)	(18)	(19)	(16)	34
Ending Cash		($164)	($198)	($225)	($243)	($262)	($278)	($244)

In light of the foregoing factors and the uncertainties inherent in each of the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of Concert’s Financial Advisor

Concert retained MTS Health Partners, L.P. (“MTS Health Partners”) as its financial advisor in connection with the Transactions. On January 18, 2023, MTS Securities rendered to the Concert Board its oral opinion, subsequently confirmed in a written opinion, dated January 18, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by MTS Securities in preparing its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

The full text of MTS Securities’ written opinion (the “MTS Opinion”), dated January 18, 2023, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by MTS Securities in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth below is qualified in its entirety by the full text of the MTS Opinion attached as Annex I. MTS Securities’ opinion was provided for the information and assistance of the Concert Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and the MTS Opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than as specified in such opinion) of the Offer Price to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. The MTS Opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of the MTS Opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by MTS Securities in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, MTS Securities, among other things:

(i)

reviewed the financial terms of a draft copy of the Merger Agreement delivered to it on January 18, 2023, which was the most recent draft available to it (the “Draft Merger Agreement”), and the financial terms of a draft copy of the CVR Agreement delivered to us on January 18, 2023, which was the most recent draft made available to it (the “Draft CVR Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to it by the management of the Company relating to its business (the “Company Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)—(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of Shares;

(vi)	reviewed and analyzed the financial performance of the Company as compared to publicly available information for certain other publicly-traded companies that it deemed relevant;

(vii)

reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that it deemed relevant and the consideration paid in such transactions; and

(viii)	performed such other financial studies, analyses and investigations and considered such other information as it deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by it and upon the assurances of the management of Concert that it was not aware of any material relevant developments or matters related to Concert or that may affect the Transactions that has been omitted or was not disclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS Securities understood that Concert obtained such advice as it deemed necessary from other advisors, and MTS Securities relied with Concert’s consent on any assessments made by such other advisors to Concert with respect to such matters. Without limiting the foregoing, MTS Securities did not consider any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. MTS Securities did not conduct any independent verification of the Company Projections, and MTS Securities expresses no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, MTS Securities assumed, with Concert’s consent and based upon discussions with Concert’s management, that they were reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.

In arriving at the opinion set forth below, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Concert and relied upon information supplied to MTS Securities by Concert as to such adequacy. In addition, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Concert or any of its subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals, nor has MTS Securities evaluated the solvency of Concert or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS Securities in connection with the MTS Opinion were going-concern analyses. MTS Securities expresses no opinion regarding the liquidation value of the Company or any other entity. MTS Securities assumed that there has been no material change in the assets, financial condition, business or prospects of Concert or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Concert or any of its affiliates is a party or may be subject, and, at the direction of the Concert and with its consent, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither Concert nor any of its subsidiaries, is party to any material pending transaction that had not been disclosed to it, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. MTS Securities did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of Concert or any of its subsidiaries. MTS Securities also did not consider any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS Securities assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement and any other agreement contemplated thereby, that all conditions to the consummation of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement and the CVR Agreement without waiver, modification or amendment of any term, condition or agreement thereof. MTS Securities assumed that the final form of each of the Merger Agreement and the CVR Agreement will be, in all respects relevant to its analysis, identical to the Draft Merger Agreement and the Draft CVR Agreement, respectively. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Concert or the benefits contemplated to be realized as a result of the Transactions. For purposes of the MTS Opinion, MTS Securities assumed, at Concert’s direction and with its consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Company Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof.

The MTS Opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to MTS Securities, as of the date of MTS Opinion. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions, and does not address any other terms in the Merger Agreement, the CVR Agreement or any other agreement relating to the Transactions or any other aspect or implication of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The MTS Opinion does not address Concert’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Concert. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including the Shares, will trade at any time, including following the announcement or consummation of the Transactions. MTS Securities was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transactions, or any class of such persons, relative to the consideration to be received by the Shares in connection with the Transactions or with respect to the fairness of any such compensation.

The MTS Opinion does not constitute a recommendation to the Concert Board, any committee thereof or any stockholder of Concert as to how to vote or take any other action in connection with the Transactions, including whether any stockholder should tender his, her or its shares in the Offer.

The MTS Opinion was reviewed and approved by a fairness committee of MTS Securities.

Summary of MTS Securities Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Concert Board in connection with the MTS Opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, MTS Securities, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by MTS Securities. MTS Securities may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be MTS Securities’ view of the actual value of Concert. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying MTS Securities’ financial analyses and its opinion. In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Concert or any other parties to the Transactions. None of the Company, the Purchaser or MTS Securities or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 18, 2023 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

MTS Securities performed a discounted cash flow analysis of the Company based on the Company Projections (for more details, including the unlevered free cash flows used in MTS Securities’ analysis, please see the section titled “—Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, MTS Securities calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of December 31, 2022, using discount rates ranging from 14.0% to 16.0% (reflecting MTS Securities’ analysis of the Company’s weighted average cost of capital) and using the mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2023 and ending on December 31, 2045, in Downside, Base, and Upside scenarios, utilized by MTS Securities at the direction of Concert management and approved by the Concert Board for use by MTS Securities as set forth in the section titled “—Certain Financial Projections”; and

(ii) tax savings from usage of federal net operating losses and future losses as set forth in the Company Projections;

(b) and adding to the foregoing results the Company’s estimated net cash of $115 million as of December 31, 2022, plus the cash from an assumed $114 million capital raise issued at $6.02 per share, the Company’s 30-day VWAP as of January 18, 2023 (“Capital Raise”) as set forth in the Company Projections and further described in the section titled “—Certain Financial Projections.”

MTS Securities divided the results of the foregoing calculations by the Company’s fully diluted Shares (determined using the treasury stock method and taking into account in-the-money options, preferred stock outstanding, pre-funded warrants, restricted stock units, and performance stock units) outstanding as of January 18, 2023 and taking into account the expected dilutive effect of the 20.1 million shares issued in the Capital Raise, as directed by the Company management.

The following table reflects the ranges of implied price per Share of Concert implied by this discounted cash flow analysis for the Downside, Base, and Upside scenarios, rounded to the nearest $0.10.

Scenario	Implied Price Per Share of Concert
Downside	$4.50 – $5.70
Base	$7.10 – $8.70
Upside	$11.70 – $14.10

Public Trading Comparable Companies Analysis

MTS Securities reviewed and compared the projected operating performance of Concert with publicly available information concerning other publicly traded comparable companies and reviewed the current market price of certain publicly traded securities of such other companies that MTS Securities deemed relevant. While these selected companies did not have an IP litigation history that was comparable to Concert’s, MTS Securities selected the following publicly-traded companies based on late-stage clinical status, a similar competitive profile, and a single lead asset driving the majority of value:

	Market Cap. ($ in millions)	TEV ($ in millions)	TEV/ Adj. Peak Sales
Selected Companies
Lexicon Pharmaceuticals, Inc.	$427	$315	0.1x
Tarsus Pharmaceuticals, Inc.	$404	$197	0.3x
Aldeyra Therapeutics, Inc.	$364	$194	0.4x
Trevi Therapeutics, Inc.	$279	$164	0.3x
Verrica Pharmaceuticals, Inc.	$179	$139	0.6x

Although none of the selected companies is directly comparable to Concert, MTS Securities included these companies in its analysis because they are publicly-traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Concert. MTS Securities calculated the enterprise value for each of the selected companies, as of January 18, 2023, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and deducting from that result such company’s total cash and cash equivalents and adding book value of debt. MTS Securities calculated enterprise value as a multiple of the estimated adjusted peak sales, using consensus equity research estimates as of January 18, 2023.

MTS Securities derived a range of enterprise value to adjusted peak sales multiples based on the first and third quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Concert management’s estimated adjusted peak sales in the Base scenario to calculate the implied enterprise value of Concert. MTS Securities then derived implied per Share prices by subtracting Concert’s net debt and then dividing by the fully diluted Shares outstanding of Concert at the implied per Share price, adjusted for the $114 million Capital Raise. The following table reflects the ranges of implied price per Share of Concert implied by this analysis, rounded to the nearest $0.10:

Metric	Metric Range	Implied Price per Share of Concert
Enterprise Value / Adjusted Peak Sales	0.2x – 0.5x	$4.80 – $8.10

Precedent Transactions Analysis

MTS Securities reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the consideration paid in such transactions. While the targets in these business combinations did not have an IP litigation history that was comparable to Concert’s, MTS Securities examined selected business combinations or asset transactions since 2013 involving companies where the publicly-traded target’s value was driven by Phase 3 (post-data) lead assets. MTS Securities reviewed and analyzed certain publicly available information for the following eight business combinations:

Date Announced	Target	Acquiror	TEV ($ in millions)	TEV/ Adj. Peak Sales
Dec-2021	Arena Pharmaceuticals, Inc.	Pfizer Inc.	$5,941	1.0x
Apr-2018	SteadyMed Therapeutics, Inc.	United Therapeutics Corporation	$188	1.3x
Jan-2017	CoLucid Pharmaceuticals, Inc.	Eli Lilly and Company	$859	1.5x
Aug-2016	Cynapsus Therapeutics Inc.	Sunovion Pharmaceuticals Inc.	$572	0.6x
Nov-2015	ZS Pharma, Inc.	AstraZeneca PLC	$2,490	1.5x
Mar-2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceuticals Industries Ltd.	$3,378	3.0x
Jul-2013	Trius Therapeutics, Inc.	Cubist Pharmaceuticals, Inc.	$750	1.4x
May-2013	Omthera Pharmaceuticals, Inc.	AstraZeneca PLC	$452	0.9x

Although none of the selected transactions is directly comparable to the Transactions contemplated by the Merger Agreement, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to Concert, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transaction. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Concert and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, relevant press releases, S&P Capital IQ, Cortellis, and company websites as of January 18, 2023. Using this information, MTS Securities calculated for each selected transaction the total transaction enterprise value as a multiple of the target company’s adjusted peak sales.

MTS Securities derived a range of enterprise value to adjusted peak sales multiples based on the first and third quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Concert management’s estimated adjusted peak sales in the Base scenario to calculate the implied enterprise value of Concert. MTS Securities then derived implied per Share prices by subtracting Concert’s net debt and then dividing by the fully diluted Shares outstanding of Concert at the implied per Share price, adjusted for the $114 million Capital Raise. The following table reflects the ranges of implied price per Share of Concert implied by this analysis, rounded to the nearest $0.10:

Metric	Metric Range	Implied Price per Share of Concert
Enterprise Value / Adjusted Peak Sales	1.0x – 1.5x	$13.40 – $19.70

Other Factors

MTS Securities noted for the Concert Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. MTS Securities reviewed historical closing trading prices of the Shares during the 52-week period ending on January 18, 2023, which reflected low and high closing prices for the Shares during such period of $2.57 to $7.90 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

MTS Securities’ financial analyses and opinion were only one of many factors taken into consideration by the Concert Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Concert Board or management of the Company with respect to the Offer Price or as to whether the Concert Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Sun Pharma and was approved by the Concert Board. MTS Health Partners provided advice to the Company during these negotiations. MTS Health Partners did not, however recommend any specific amount of consideration to the Company or the Concert Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

MTS Securities has consented to the use of the MTS Opinion and disclosures regarding the MTS Opinion in this Schedule 14D-9; however, neither MTS Health Partners nor MTS Securities have assumed any responsibility for the form or content of this Schedule 14D-9. MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS Health Partners acted as financial advisor to Concert in connection with the Merger and participated in certain of the negotiations leading to the Merger Agreement. Concert selected MTS Health Partners as its financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions. MTS Health Partners and its affiliates have not, in the past two years, provided investment banking or financial advisory services to Sun Pharma or any of its affiliates for which it has received compensation.

Pursuant to an engagement letter agreement, dated as of August 30, 2022, between Concert and MTS Health Partners, Concert engaged MTS Health Partners to act as its financial advisor in connection with Concert’s consideration, evaluation and/or exploration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS Health Partners’ internal policies, MTS Securities, a wholly owned subsidiary of MTS Health Partners, delivered the MTS Opinion. As compensation for MTS Health Partners’ and its affiliates’ financial advisory services to the Concert Board, Concert paid a nonrefundable retainer of $150,000 upon execution of the engagement letter (the “Retainer Fee”) and paid MTS Securities a fee of $500,000 for rendering the MTS Opinion in connection with the Concert Board’s consideration of the proposed transaction with Sun, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion (the “Opinion Fee”). Upon the consummation of the Transactions, Concert will be obligated to pay to MTS Health Partners a fee equal to approximately $15.0 million, of which the Retainer Fee and the Opinion Fee will be credited and $4.6 million of which is contingent upon the payment of the Milestone Payments. In addition, Concert has agreed to reimburse to MTS Health Partners and its affiliates for their out-of-pocket expenses incurred, and to indemnify MTS Health Partners and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

MTS Securities, LLC

Pursuant to MTS Health Partners’ engagement letter with Concert, Concert retained MTS Health Partners and its affiliates as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, MTS Securities provided to the Concert Board the MTS Opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation—Opinion of Concert’s Financial Advisor,” which is filed as Annex I hereto and incorporated herein by reference. In connection with MTS Health Partners’ services as the financial advisor to the Concert Board, the Company has agreed to pay MTS Health Partners an aggregate fee of approximately $15.0 million, which consists of (i) the Retainer Fee, (ii) the Opinion Fee, (iii) approximately $9.8 million that is contingent upon the consummation and closing of the Transactions, and (iv) approximately $4.6 million that is contingent upon the payment of the Milestone Payments. In addition, Concert has agreed to reimburse certain of MTS Health Partners’ and its affiliates’ expenses arising, and to indemnify MTS Health Partners and its affiliates against certain liabilities that may arise, out of MTS Health Partners’ engagement. MTS Health Partners and its affiliates have not, in the past two years, provided investment banking or financial advisory services to Sun Pharma or any of its affiliates for which it has received compensation.

Chestnut Partners, Inc.

Pursuant to Chestnut’s engagement letter with Concert, Concert retained Chestnut as a financial advisor to provide supplemental assistance in connection with the Offer and the Merger. Concert engaged Chestnut because of its longstanding financial advisory relationship with Concert and because Chestnut also has substantial knowledge of and familiarity with Concert’s business and operations and the industries in which Concert operates. Chestnut was not asked to, and did not, render to Concert or the Concert Board any opinion as to the fairness of the consideration to be offered to the holders of the Shares in the Offer and the Merger.

As compensation for its services in connection with the Transactions, Concert has agreed to pay Chestnut an aggregate fee of approximately $2.4 million, approximately $1.9 million of which is contingent upon the consummation and closing of the Transactions, and approximately $0.5 million of which is contingent upon the payment of the Milestone Payments. Concert has also agreed to reimburse Chestnut for certain expenses and to indemnify Chestnut against certain liabilities arising out of its engagement. Chestnut has not in the past two years provided investment banking or financial advisory services to Sun Pharma or any of its affiliates for which it has received compensation.

Except as set forth above, neither Concert nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Concert on its behalf with respect to the Offer or the Merger.

Additional information pertaining to the retention of MTS Health Partners and Chestnut by the Company is set forth under “Item 4. Solicitation or Recommendation–Background of the Merger.”

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (i) the scheduled vesting of Company RSUs and issuances by Concert with respect thereto and (ii) the scheduled vesting of Company Options, no transactions with respect to the Shares have been effected by Concert or, to the knowledge of Concert after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.

Recent Transactions by Concert and Directors, Executive Officers, Affiliates and Subsidiaries of Concert

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Marc A. Becker	January 6, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	2,893	$7.25
Marc A. Becker	January 30, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	8,493	$8.35
Roger D. Tung	January 6, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	9,240	$7.24
James V. Cassella	January 6, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	2,893	$7.25
James V. Cassella	January 30, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	10,106	$8.35
Nancy Stuart	January 6, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	2,893	$7.25
Nancy Stuart	January 30, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	13,200	$8.35
Jeffrey A. Munsie	January 6, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	2,893	$7.25
Jeffrey A. Munsie	January 30, 2023	Sale of Shares pursuant to a Rule 10b5-1 trading plan.	8,493	$8.35

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Concert is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Concert’s securities by Concert or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Concert;

•	any purchase, sale or transfer of a material amount of assets of Concert; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Concert.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Concert Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Concert and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Concert’s executive officers who were designated as “named executive officers” in the Company’s Definitive Proxy Statement filed with the SEC on April 26, 2022. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Concert’s named executive officers would receive, assuming that (i) the Effective Time occurs on January 19, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Concert’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) unvested Company Options with exercise prices that are less than $11.50 per share, Company RSUs, and Company PSUs outstanding as of January 19, 2023 are cancelled in exchange for the consideration described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Equity Awards in the Transaction” and the vesting conditions of the Company PSUs are achieved following the Effective Time; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; (v) the Milestones set forth in the CVR Agreement are achieved and holders of Company Options, Company RSUs, and Company PSUs receive the Common Cash Amount plus the maximum amount payable for one CVR (i.e., $11.50 per share, less the applicable exercise price in the case of Company Options), or in the case of Company Options with an exercise price greater than $8.00 per share, the maximum amount payable for one CVR amount less the portion of the exercise price that exceeds the Common Cash Amount); and (vi) no named executive officer enters into any new agreement with Concert or Sun Pharma or becomes entitled to, prior to the Effective Time, additional compensation or benefits including pursuant to the Transaction Bonus Program.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Roger D. Tung	1,660,392	3,085,397	43,753	4,789,542
Marc A. Becker	702,034	1,138,090	29,169	1,869,293
James V. Cassella	760,276	1,470,440	29,169	2,259,885

(1)

Pursuant to Dr. Tung’s employment agreement, upon a termination of his employment by Concert or any successor other than for Cause (as defined in his employment agreement) or by Dr. Tung for Good Reason (as defined in his employment agreement) within one year following the Effective Time, Dr. Tung is entitled to 1.5 times the sum of (i) his annual base salary and (ii) the greater of (A) his current target bonus and (B) the actual bonus paid to Mr. Tung for the immediately preceding calendar year, payable in a lump sum. Pursuant to Mr. Becker’s and Dr. Cassella’s employment agreements, upon a termination of employment by Concert or any successor other than Cause (as defined in the applicable employment agreement) or by Mr. Becker or Dr. Cassella for Good Reason (as defined in the applicable employment agreement) within one year following the Effective Time, Mr. Becker and Dr. Cassella are each entitled to one (1) times the sum of (i) his annual base salary and (ii) the greater of (A) his current target bonus and (B) the actual bonus paid to Mr. Becker or Dr. Cassella, as applicable, for the immediately preceding calendar year, payable in a lump sum. The amounts in the table are based on each named executive officer’s annual base salary rate in effect on January 19, 2023 ($648,324 for Dr. Tung, $463,557 for Mr. Becker, and $502,015 for Dr. Cassella) and each named executive officer’s actual bonus for 2022 ($458,604 for Dr. Tung, $238,477 for Mr. Becker, and $258,261 for Dr. Cassella). Such severance arrangements constitute “double trigger” arrangements and are payable subject to delivery by the named executive officer of an effective general release of claims within sixty (60) days after the date of termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such amounts will be paid in the second calendar year on the first payroll period of such calendar year following the release effective date. The amount of each type of payment is shown in the following table:

Name	Base Salary ($)	Bonus ($)	Total ($)
Roger D. Tung	972,486	687,906	1,660,392
Marc A. Becker	463,557	238,477	702,034
James V. Cassella	502,015	258,261	760,276

(2)

Represents the value of (i) accelerated vesting of Company Options and Company RSUs held by each of the named executive officers as of January 19, 2023 assuming the maximum consideration payable for Shares pursuant to the Offer or the Merger (i.e., $11.50 per share, which represents the Common Cash Amount plus the maximum amount payable for one CVR) is paid and (ii) the Company PSUs held by each of the named executive officers as of January 19, 2023 assuming the performance vesting conditions of the Company PSUs are achieved and the maximum amount of the Company PSU Payment is paid to the holders of Company PSUs. Pursuant to their employment agreements, each of our named executive officers is entitled to “double trigger” accelerated vesting of his Company Options upon a termination by Concert or any successor thereto without Cause, by reason of death or disability or by the named executive officer for Good Reason within one year following the Effective Time. However, as described in the section titled “— Effect of the Transactions on Company Equity Awards” above, the vesting of all outstanding equity awards, other than Company PSUs, including those held by our named executive officers, is “single-trigger,” in that they are being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement upon the Effective Time, regardless of whether our named executive officers’ employment is terminated following the Effective Time. Pursuant to the Merger Agreement, holders of Company PSUs will only be entitled to receive the Company PSU Payment if the performance and vesting conditions of the Company PSUs are achieved; provided, however, if a Company PSU holder’s employment is terminated on or after the Effective Time (A) by Sun Pharma, the Surviving Corporation or any subsidiary of Sun Pharma or the Surviving Corporation without Cause (as defined in the Merger Agreement) or (B) by such holder for Good Reason (as defined in the Merger Agreement), then such holder will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company PSUs notwithstanding that such holder is no longer employed on the date such performance vesting terms and conditions are satisfied. The amount of each type of payment is shown in the following table:

Name	Unvested Company Options (Single-Trigger) ($)	Company RSUs (Single-Trigger) ($)	Company PSUs ($)	Total ($)
Roger D. Tung	29,846	1,253,788	1,801,763	3,085,397
Marc A. Becker	8,353	923,887	205,850	1,138,090
James V. Cassella	8,353	1,063,037	399,050	1,470,440

(3)

Pursuant to the named executive officers’ respective employment agreements, upon a termination other than a resignation without Good Reason or termination for Cause (within one year following the Effective Time), the Company will pay the costs of COBRA coverage for Dr. Tung for a period of eighteen (18) months, and the costs of COBRA coverage for each of Mr. Becker and Dr. Cassella for a period of twelve (12) months. To be eligible to receive these payments, the named executive officer must have been participating in the Company’s group health plan and/or dental plan at the time his employment ends and he must exercise the right to continue participation in those plans under COBRA. These are “double-trigger” benefits as they will be paid to the named executive officer only if the named executive officer experiences a Qualifying Termination following the Effective Time, subject to delivery by the named executive officer of an effective general release of claims within sixty (60) days after the date of termination.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, for a period of not less than twelve (12) months after the Closing Date, Sun Pharma shall, or shall cause the Surviving Corporation to, provide to each employee of Concert who is employed as of immediately prior to the Effective Time and continues employment with Sun Pharma, the Surviving Corporation or any subsidiary of Sun Pharma or the Surviving Corporation following the closing date of the Merger (each, a “Continuing Employee”) with (i) (A) base salary or base hourly wage rate (as applicable) in an amount at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the Effective Time and (B) target short-term (i.e., annual or shorter) cash incentive compensation opportunities (including bonuses and commissions) that are at least equal to the target short-term cash incentive compensation opportunities provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding any equity and long-term cash incentive compensation change in control, severance, retention and defined benefit pension and post-employment health and welfare benefits) that are substantially comparable in the aggregate to those provided to similarly-situated employees of Sun Pharma, and (iii) severance benefits equal to the benefits provided under any agreement or arrangement described in the Company Disclosure Schedule, including the executive employment agreements.

From and after the Effective Time, Sun Pharma and the Surviving Corporation shall use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, full credit (for purposes of eligibility to participate, vesting, benefit accruals, vacation entitlement and severance benefits) for service with Concert (or predecessor employers to the extent that Concert provides such past service credit) under the comparable employee benefit plans, programs and policies of Sun Pharma or the Surviving Corporation, as applicable, in which such employees become participants on or after the Effective Time (each, a “Parent Plan”) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Concert benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply (i) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan, (ii) to the extent that its application would result in a duplication of benefits or (iii) for purposes of any plan that is grandfathered or frozen, either with respect to level of benefits or participation. As of the Effective Time, Sun Pharma shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued but not used as of the Effective Time, which shall be subject to accrual limits or forfeiture to the same extent as provided under the applicable Concert vacation policy as of immediately prior to the Effective Time.

With respect to each Parent Plan that provides medical, dental, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) in which any Continuing Employee becomes eligible to participate, Sun Pharma shall use commercially reasonable efforts to cause each such Parent Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Concert benefit plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Welfare Plan and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year in which the Effective Time occurred in satisfying any applicable co-payment or deductible requirements or out-of-pocket maximums under such Parent Welfare Plan for such calendar year, to the extent that such expenses were recognized for such purposes under the comparable Concert benefit plan.

Vote Required to Approve the Merger

The Concert Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, Concert does not anticipate seeking the approval of Concert’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Concert, Sun Pharma and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Concert in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer.

Anti-Takeover Statutes

Delaware

Concert is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender stock held by the plan); or

•

at or following such time at which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Neither Sun Pharma nor Purchaser, nor any of its “affiliates” or “associates” is, or has been within the past three (3) years an “interested stockholder” of Concert as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Concert Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders and beneficial owners of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or Preferred Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares or Preferred Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares or Preferred Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders and beneficial owners should be aware that the fair value of their Shares or Preferred Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. All references in this summary to a (i) “stockholder” are to a record holder of Shares and/or Preferred Shares, unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares and/or Preferred Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

The following is a summary of the procedures to be followed by stockholders and beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any person who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders and beneficial owners to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. Any stockholder or beneficial owner entitled to appraisal rights may, within the later of the consummation of the Offer and twenty (20) days after the date of giving such notice, demand in writing from the Company the appraisal of such holder’s or owner’s Shares or Preferred Shares, as applicable. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED IN SECTION 262 OF THE DGCL MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•	prior to the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9, deliver to the Company at 65 Hayden Avenue, Suite 3000N, Lexington,

Massachusetts 02421, Attention: Chief Legal Officer, a written demand for appraisal of the Shares or Preferred Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares or Preferred Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand

All written demands for appraisal should be addressed to the Company, 65 Hayden Avenue, Suite 3000N, Lexington, Massachusetts 02421, Attention: Chief Legal Officer. A demand for appraisal must (i) be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and/or Preferred Shares and (ii) state that the stockholder intends thereby to demand appraisal of his, her or its shares in connection with the Merger. If the Shares or Preferred Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, the demand must be executed by or on behalf of the stockholder in such capacity, and if the Shares or Preferred Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including an authorized agent for one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares or Preferred Shares.

A stockholder, such as a brokerage firm, bank, trust or other nominee, who holds Shares or Preferred Shares as a nominee or intermediary for one or more beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares or Preferred Shares held for such beneficial owners while not exercising appraisal rights for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares or Preferred Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares or Preferred Shares, such demand will be presumed to cover all the Shares or Preferred Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares or Preferred Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares or Preferred Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

Filing a Petition for Appraisal

If the Merger is completed, within ten (10) days after the Effective Time, the Surviving Corporation will notify each stockholder and beneficial owner who has made a written demand for appraisal pursuant to Section 262. At any time within sixty (60) days after the Effective Time, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the consideration offered pursuant to the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal. Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares and Preferred Shares held or owned by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that one hundred and twenty

(120) day period, appraisal rights will be lost for all holders of Shares and Preferred Shares who had previously demanded appraisal of their Shares or Preferred Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and no person should assume that Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares or Preferred Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares or Preferred Shares within the period prescribed in Section 262 of the DGCL.

No appraisal proceeding in the Delaware Court will be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time.

Within one hundred and twenty (120) days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders and beneficial owners holding or owning such Shares or Preferred Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares or Preferred Shares shall not be considered a separate stockholder holding such Shares or Preferred Shares for purposes of such aggregate number). Such statement must be given to the requesting person within ten (10) days after a request by such person for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such stockholder or beneficial owner (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days after such service to file with the office of the Register in Chancery in which the Petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares or Preferred Shares and with whom agreements as to the value of their Shares or Preferred Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The forms of the notices by mail and by publication shall be approved by the Delaware Court, and the costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares or Preferred Shares. The Delaware Court may require that Dissenting Stockholders submit the certificates evidencing their Shares or Preferred Shares, as applicable, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain the certificates evidencing their Shares or Preferred Shares pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares or Preferred Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of Shares or Preferred Shares exceeds $1 million.

The Shares and Preferred Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the “fair value,” the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares or Preferred Shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares or Preferred Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. The Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights, and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share or Preferred Share, as applicable, is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights, or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Persons considering whether to seek appraisal should bear in mind that the fair value of their Shares or Preferred Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares or Preferred Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Persons wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any person who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares or Preferred Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares or Preferred Shares as of a date prior to the Effective Time.

If any person who demands appraisal of Shares or Preferred Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s or owner’s right to appraisal, such person’s Shares and Preferred Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration without interest. A person will fail to perfect, or effectively lose or withdraw, such person’s right to appraisal if no Petition for appraisal is filed within one hundred and twenty (120) days after the Effective Time. As indicated above, a stockholder or beneficial owner may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly-available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OR OWNER OF SHARES OR PREFERRED SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Concert, please see Concert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 3, 2022, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 7, 2022.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Sun Pharma and Concert filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 1, 2023.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is thirty (30) days. If the thirty (30) day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. Each of Sun Pharma and Concert filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 1, 2023 and the initial waiting period will expire at 11:59 p.m. Eastern Time on March 3, 2023. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period (although the practice of granting early termination has been temporarily suspended by the FTC and Antitrust Division), or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second thirty (30) day waiting period, or if the reviewing agency issues a request for additional information and documentary material (“Second Request”) to the acquiring and acquired persons, in which case the waiting period expires thirty (30) days after the date when the acquiring person and acquired person have certified their respective substantial compliance with such Second Requests. It is also possible that Sun Pharma and Concert could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. The Antitrust Division and the FTC assess the legality under the antitrust laws of the United States of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer (and the Merger). At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer (and the Merger) or seeking divestiture of Shares so acquired or divestiture of substantial assets of Sun Pharma and/or Concert. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Sun Pharma and Concert do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains express or implied forward-looking statements related to Sun Pharma, Concert and the acquisition of Concert by Sun Pharma, including express or implied forward-looking statements about deuruxolitinib, its therapeutic benefits and its regulatory development pathway, and the future operations and performance of Sun Pharma and Concert. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management teams. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied:

•	statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses;

•

statements of targets, plans, objectives or goals for future operations, including those related to Sun Pharma’s and Concert’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

•

statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and

•	statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Sun Pharma and Concert each caution that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Concert’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the possibility that the proposed transaction may not be completed in the time frame expected by Sun Pharma and Concert, or at all; failure to realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the transaction on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sun Pharma’s shares or Concert’s common stock and/or Sun Pharma’s or Concert’s operating results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; risk of litigation and/or regulatory actions related to the proposed acquisition; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19, and their impact on Sun Pharma’s and Concert’s respective businesses, operations, supply chain, patient enrollment and retention, clinical trials, strategy, goals and anticipated milestones; government-mandated or market-driven price decreases for Sun Pharma’s or Concert’s products; introduction of competing products; reliance on information technology; Sun Pharma’s or Concert’s ability to successfully market current and new products; Sun Pharma’s, Concert’s and their collaborators’ ability to continue to conduct research and clinical programs; exposure to product liability and legal proceedings and investigations; and other risks and uncertainties detailed from time to time in Concert’s periodic reports filed with the SEC as well as the Schedule 14D-9 to be filed by Concert and the Schedule TO and related tender offer documents to be filed by Sun Pharma and Purchaser.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Sun Pharma’s and Concert’s management, and the reader is cautioned not to rely on any forward-looking statements made by Sun Pharma or Concert. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, each of Sun Pharma and Concert is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this communication, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit No.	Description

(a)(1)(E)	Joint Press Release issued by Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc., dated January 19, 2023 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Concert with the SEC on January 19, 2023).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 2, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)*	Opinion of MTS Securities, LLC, dated January 18, 2023 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release issued by Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc., dated January 19, 2023 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Sun Pharma with the SEC on January 19, 2023).

(a)(5)(C)	Tweet posted by Sun Pharmaceutical Industries Ltd or its representatives, posted on January 19, 2023 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Sun Pharma with the SEC on January 19, 2023).

(a)(5)(D)	Tweet posted by Sun Pharmaceutical Industries Ltd or its representatives, posted on January 19, 2023 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Sun Pharma with the SEC on January 19, 2023).

(a)(5)(E)	Facebook post made by Sun Pharmaceutical Industries Ltd or its representatives, posted on January 19, 2023 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Sun Pharma with the SEC on January 19, 2023).

(a)(5)(F)	LinkedIn post made by Sun Pharmaceutical Industries Ltd or its representatives, posted on January 19, 2023 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Sun Pharma with the SEC on January 19, 2023).

(a)(5)(G)	Email to employees from Roger D. Tung, President and Chief Executive Officer of Concert, first used on January 19, 2023 (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(H)	Concert Employee FAQ, first used on January 19, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(I)	Announcements by Concert and Concert’s management, via LinkedIn, posted on January 19, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(J)	Announcements by Concert and Concert’s management, via Twitter, posted on January 19, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(K)	Announcements by Concert and Concert’s management, via Instagram, posted on January 19, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(L)	Template email from Concert to strategic partners, first used on January 19, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(M)	Template email from Concert to investors, first used on January 19, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

(a)(5)(N)	Template email from Concert to patient advocacy, trial sites, and affiliated groups, first used on January 19, 2023 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Concert with the SEC on January 19, 2023).

Exhibit No.	Description

(a)(5)(O)	Excerpts from Press Release issued by Sun Pharma, dated as of January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Sun Pharma with the SEC on January 31, 2023).

(a)(5)(P)	Excerpt from Statement of Unaudited Consolidated Financial Results for the Quarter and Nine Months Ended December 31, 2022, published by Sun Pharma on January 31, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Sun Pharma with the SEC on January 31, 2023).

(a)(5)(Q)	Transcript of earnings release conference call on January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Sun Pharma with the SEC on February 1, 2023).

(e)(1)	Agreement and Plan of Merger, dated as of January 19, 2023, among Sun Pharmaceutical Industries Ltd., Foliage Merger Sub, Inc. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Concert with the SEC on January 19, 2023).

(e)(2)	Form of Contingent Value Rights Agreement, between Sun Pharmaceutical Industries Ltd. and Computershare Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Confidential Disclosure Agreement, dated as of July 12, 2022, between Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated December 13, 2022, between Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Exclusivity Agreement, dated as of December 16, 2022, between Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Exclusivity Extension, dated as of January 17, 2023, between Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Amended and Restated 2006 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.3 to the Form S-1 filed by Concert with the SEC on January 13, 2014).

(e)(8)	2014 Stock Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.6 to the Form S-1 filed by Concert with the SEC on January 13, 2014).

(e)(9)	Summary of Executive Bonus Program (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Concert with the SEC on March 3, 2022).

(e)(10)	Summary of Non-Employee Director Compensation Program (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by Concert with the SEC on March 3, 2022).

(e)(11)	Form of Indemnification Agreement between Concert Pharmaceuticals, Inc. and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by Concert with the SEC on March 3, 2022).

(e)(12)	Form of Employment Agreement (incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Concert with the SEC on March 3, 2022).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2023

Concert Pharmaceuticals, Inc.

	By:	/s/ Roger D. Tung, Ph.D.
	Name:	Roger D. Tung, Ph.D.
	Title:	President and Chief Executive Officer

Annex I

Opinion of MTS Securities, LLC

CONFIDENTIAL

January 18, 2023

Board of Directors

Concert Pharmaceuticals, Inc.

65 Hayden Avenue, Suite 3000N

Lexington, MA 02421

Members of the Board of Directors (in their capacities as such):

We understand that Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated on or about January 18, 2023 (the “Merger Agreement”), by and among Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”), Foliage Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Parent will cause Merger Sub to commence a cash tender offer (as it may be extended or amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than shares of Company Common Stock held in the treasury of the Company or, at the time of the making of the Offer, owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Merger Sub (the “Offer Excluded Shares”)) for (i) $8.00 per share of Company Common Stock, net to the seller in cash, subject to any applicable withholding of Taxes and without interest (the “Common Cash Amount”), and (ii) one contingent value right (a “CVR”) per share of Company Common Stock, subject to any applicable withholding of Taxes and without interest (the “Common CVR Amount”; the Common Cash Amount and the Common CVR Amount are collectively referred to as the “Offer Price”). We further understand that, subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement to be entered into by and between Parent and Computershare Trust Company, N.A., as the rights agent (the “CVR Agreement”), each CVR shall entitle the holder thereof to receive (i) a contingent payment of $1.00 per CVR upon the achievement of Milestone 1 (as such term is defined in the CVR Agreement), and (ii) a contingent payment of $2.50 per CVR upon the achievement of Milestone 2 (as such term is defined in the CVR Agreement) (each of the foregoing, a “Milestone Payment”), if any, subject to any applicable withholding of Taxes and without interest. We further understand that the Merger Agreement further provides that, following the consummation of the Offer, (a) Merger Sub shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and, together with the Offer, the “Transactions”), with the Company continuing as the surviving corporation following the Merger, (b) each share of Company Common Stock (other than shares of Company Common Stock (w) that are held in the treasury of the Company, (x) that, as of immediately prior to the Effective Time (as defined in the Merger Agreement), were owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Merger Sub, (y) which constitute Appraisal Shares (as defined in the Merger Agreement) (together with the shares of Company Common Stock described in clauses (w) and (x) and the Offer Excluded Shares, the “Excluded Shares”), or (z) irrevocably accepted for payment in the Offer) will be, subject to the terms of the Merger Agreement, converted into the right to receive the Offer Price, and (c) each outstanding share of Series X1 Preferred Stock, par value $0.001 per share, of the Company (the “Company Preferred Stock”) (other than shares of Company Preferred Stock held in the treasury of the Company) will be, subject to the terms of the Merger Agreement, converted into the right to receive (1) a cash amount equal to the Common Cash Amount multiplied by 1,000, net to the seller in cash, subject to any applicable withholding of Taxes and without interest, and (2) the Common CVR Consideration multiplied by 1,000, subject to any applicable withholding of Taxes and without interest. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement, and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)

reviewed the financial terms of a draft copy of the Merger Agreement delivered to us on January 18, 2023, which was the most recent draft available to us (the “Draft Merger Agreement”), and the financial terms of a draft copy of the CVR Agreement delivered to us on January 18, 2023, which was the most recent draft made available to us (the “Draft CVR Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of the Company Common Stock;

(vi)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows;

(vii)	reviewed and analyzed the financial performance of the Company as compared to publicly available information for certain other publicly-traded companies that we deemed relevant;

(viii)

reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that we deemed relevant and the consideration paid in such transactions; and

(ix)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect any of the Transactions that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied with your consent on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. We have not conducted any independent verification of the Company Projections, and we express no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with the opinion set forth below were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with your consent, the opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent, nor any of their respective subsidiaries, is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. We have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or any of its subsidiaries. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement and the CVR Agreement without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of each of the Merger Agreement and the CVR Agreement will be, in all respects relevant to our analysis, identical to the Draft Merger Agreement and the Draft CVR Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transactions. For purposes of the opinion set forth below, we have assumed, at your direction and with your consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Company Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof.

The opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below.

The opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Company Common Stock (other than Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions, and does not address any other terms in the Merger Agreement, the CVR Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The opinion set forth below does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of any of the Transactions. We have not been requested to opine as to, and the opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock in connection with the Transactions or with respect to the fairness of any such compensation.

It is understood that this letter and the opinion set forth below are provided to the Board of Directors of the Company (in its capacity as such) for its information in connection with their consideration of the Transactions and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors of the Company, any committee thereof or any stockholder of the Company as to how to vote or take any other action in connection with any of the Transactions, including whether any stockholder should tender his, her or its shares in the Offer.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transactions and will receive a fee for our services (the “Transaction Fee”), a significant portion of which is contingent upon consummation of the Transactions. We will receive a fee for rendering the opinion set forth below which is not contingent upon consummation of the Transactions but is creditable against the Transaction Fee. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide investment banking and/or financial advisory services to the Company, Parent or their respective affiliates in the future and would expect to receive fees for the rendering of any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Offer Price to be received by the holders of Company Common Stock (other than Excluded Shares) pursuant to the Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS Securities, LLC

MTS SECURITIES, LLC

Annex II

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

1

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in

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writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares

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(provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such

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person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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